EXECUTION VERSION

MANULIFE FINANCIAL CORPORATION

TO

THE BANK OF NEW YORK MELLON
U.S. Trustee

AND

BNY TRUST COMPANY OF CANADA
Canadian Trustee

SUBORDINATED INDENTURE

 Dated as of February 21, 2017
___________________

i

Notice of Default		5
Officers' Certificate		5
Opinion of Counsel		5
Original Issue Date		5
Original Issue Discount Security		5
Outstanding		6
Paying Agent		7
Person		7
Place of Payment		7
Policy Liabilities		7
Predecessor Security		7
Redemption Date		7
Redemption Price		7
Regular Record Date		7
Relevant Taxes		7
Responsible Officer		7
Securities or Security		7
Securities Act		8
Security Register and Security Registrar		8
Senior Indebtedness		8
Special Record Date		8
Stated Maturity		8
Subordinated Indebtedness		8
Subsidiary		8
Superintendent		9
Tax Act		9
Trust Indenture Act		9
Trust Indenture Legislation		9
Trustee		9
U.S. Dollars		9
U.S. Government Obligations		9
U.S. Trustee		10
Vice President		10
Writing		10
WURA		10
SECTION 102.	Compliance Certificates and Opinions.	10
SECTION 103.	Form of Documents Delivered to Trustees.	11
SECTION 104.	Acts of Holders; Record Dates.	12
SECTION 105.	Notices, Etc., to Trustees and Company.	14
SECTION 106.	Notice to Holders; Waiver.	14
SECTION 107.	Conflict with Trust Indenture Act.	15
SECTION 108.	Effect of Headings and Table of Contents.	15
SECTION 109.	Successors and Assigns.	15
SECTION 110.	Separability Clause.	15
SECTION 111.	Benefits of Indenture.	15
SECTION 112.	Governing Law.	15

SECTION 904.	Effect of Supplemental Indentures.	55
SECTION 905.	Conformity with Trust Indenture Legislation.	56
SECTION 906.	Reference in Securities to Supplemental Indentures.	56
SECTION 907.	Amendments Affecting Capital Treatment.	56
ARTICLE TEN COVENANTS		56
SECTION 1001.	Payment of Principal, Premium and Interest.	56
SECTION 1002.	Maintenance of Office or Agency.	56
SECTION 1003.	Money for Securities Payments to Be Held in Trust.	57
SECTION 1004.	Statement by Officers as to Default.	58
SECTION 1005.	Existence.	58
SECTION 1006.	Waiver of Certain Covenants.	59
SECTION 1007.	Additional Amounts.	59
ARTICLE ELEVEN REDEMPTION AND PURCHASE OF SECURITIES		61
SECTION 1101.	Company's Right of Redemption.	61
SECTION 1102.	Applicability of Article.	62
SECTION 1103.	Election to Redeem; Notice to Trustees.	62
SECTION 1104.	Selection by Trustees of Securities to Be Redeemed.	62
SECTION 1105.	Notice of Redemption.	63
SECTION 1106.	Deposit of Redemption Price.	64
SECTION 1107.	Securities Payable on Redemption Date.	64
SECTION 1108.	Securities Redeemed in Part.	64
SECTION 1109.	Purchase of Securities.	65
ARTICLE TWELVE DEFEASANCE AND COVENANT DEFEASANCE		65
SECTION 1201.	Company's Option to Effect Defeasance or Covenant Defeasance.	65
SECTION 1202.	Defeasance and Discharge.	65
SECTION 1203.	Covenant Defeasance.	66
SECTION 1204.	Conditions to Defeasance or Covenant Defeasance.	66
SECTION 1205.	Deposited Money and U.S. Government Obligations to Be Held in Trust; Miscellaneous Provisions.	69
SECTION 1206.	Reinstatement.	70
SECTION 1207.	Qualifying Trustees.	70
ARTICLE THIRTEEN MEETINGS OF HOLDERS OF SECURITIES		70
SECTION 1301.	Purposes for Which Meetings May Be Called.	70
SECTION 1302.	Call, Notice and Place of Meetings.	70
SECTION 1303.	Persons Entitled to Vote at Meetings.	71
SECTION 1304.	Quorum; Action.	71

v

SECTION 1305.	Determination of Voting Rights; Conduct and Adjournment of Meetings.	73
SECTION 1306.	Counting Votes and Recording Action of Meetings.	73
ARTICLE FOURTEEN SUBORDINATION		74
SECTION 1401.	Agreement to Subordinate.	74
SECTION 1402.	Distribution on Insolvency or Winding-Up.	74
SECTION 1403.	Subrogation of Securities.	75
SECTION 1404.	No Payment to Holders if Senior Indebtedness Due or in Default.	76
SECTION 1405.	Payment of Securities Permitted.	77
SECTION 1406.	Subordination Not to be Impaired.	77
SECTION 1407.	Obligations Created by Article Fourteen.	78
SECTION 1408.	No Set-Off.	78
SECTION 1409.	Amendments to Article Fourteen.	78
SECTION 1410.	Authorization of Holders to Trustee to Effect Subordination.	78
SECTION 1411.	Securities to Rank Equally.	79
SECTION 1412.	Rights of the Trustees.	79

CERTAIN SECTIONS OF THIS INDENTURE RELATING
TO SECTIONS 310 THROUGH 318,
INCLUSIVE OF THE TRUST INDENTURE ACT OF 1939:

TRUST INDENTURE ACT SECTION	INDENTURE SECTION
SECTION 310(a)(1)	609, 610
(a)(2)	609
(a)(3)	NOT APPLICABLE
(a)(4)	NOT APPLICABLE
(a)(5)	609
(b)	608, 610
SECTION 311(a)	613
(b)	613
SECTION 312(a)	701, 702
(b)	702
(c)	702
SECTION 313(a)	703
(b)	703
(c)	703
(d)	703
SECTION 314(a)	704
(a)(4)	101, 1004
(b)	NOT APPLICABLE
(c)(1)	102
(c)(2)	102
(c)(3)	NOT APPLICABLE
(d)	NOT APPLICABLE
(e)	102
SECTION 315(a)	601
(b)	602
(c)	601
(d)	601
(e)	514
SECTION 316(a)	101
(a)(1)(a)	502, 512
(a)(1)(b)	513
(a)(2)	NOT APPLICABLE
(b)	508
(c)	104
SECTION 317(a)(1)	503
(a)(2)	504
(b)	1003
SECTION 318(a)	107

NOTE: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

SUBORDINATED INDENTURE, dated as of February 21, 2017, among Manulife Financial Corporation, a corporation duly organized and existing under the Insurance Companies Act (Canada) (herein called the "Company"), having its principal office at 200 Bloor Street East, Toronto, Ontario M4W 1E5, The Bank of New York Mellon, a New York banking corporation, as U.S. Trustee (herein called the "U.S. Trustee"), and BNY Trust Company of Canada, a trust company organized under the laws of Canada, as Canadian Trustee (herein called the "Canadian Trustee" and, together with the U.S. Trustee, the "Trustees" and each, a "Trustee").
RECITALS OF THE COMPANY
The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured subordinated debt securities in one or more series (the "Securities") of substantially the tenor hereinafter provided, and to provide the terms and conditions upon which the Securities are to be authenticated, issued and delivered; and
All things necessary to make the Securities, when executed by the Company and authenticated and delivered hereunder and duly issued by the Company, the valid obligations of the Company, and to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.
NOW, THEREFORE, THIS INDENTURE WITNESSETH:
For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of a series thereof, as follows:
ARTICLE ONE

DEFINITIONS AND OTHER PROVISIONS
 OF GENERAL APPLICATION
SECTION 101.	Definitions.
For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:
(1)	the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;
(2)	all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;
(3)
  all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted at the time of such computation; provided that when two or more principles are so generally accepted, it shall mean that set of principles consistent with those in use by the Company;

(4)	unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Indenture; and
(5)	the words "herein", "hereinafter", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.
"Act" when used with respect to any Holder, has the meaning specified in Section 104.
"Additional Amounts" has the meaning specified in Section 1007.
"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.
"Assignments and Preferences Act" means the Assignments and Preferences Act (Ontario) and any other statute hereafter enacted in substitution therefor, as such act or substituted statute may be amended from time to time.
"Authenticating Agent" means any Person authorized by the Trustees pursuant to Section 614 to act on behalf of the Trustees to authenticate Securities.
"Board of Directors" means the board of directors of the Company, any duly authorized committee of that board or any officer of the Company delegated the power of either the board of directors of the Company or any duly authorized committee of that board.
"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors, and to be in full force and effect on the date of such certification, and delivered to the Trustees.
"branch register" has the meaning specified in Section 305.
"Branch Security Registrar" has the meaning specified in Section 305.

"Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York, Toronto, Ontario, the Corporate Trust Office or any Place of Payment are authorized or obligated by law or executive order to close.
"Canadian Trustee" means the Person named as the "Canadian Trustee" in the first paragraph of this instrument until a successor Person shall have become such pursuant to Section 610, and thereafter "Canadian Trustee" shall mean such successor Person.  If at any time there is more than one such Person, "Canadian Trustee" as used with respect to the Securities of any series shall mean the Canadian trustee with respect to the Securities of such series.
"Central Register" has the meaning specified in Section 305.
"Central Security Registrar" has the meaning specified in Section 305.
"Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time or any successor version thereof.
"Commission" means the United States Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.
"Company" means the Person named as the "Company" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor Person.
"Company Request" and "Company Order" mean, respectively, a written request or order signed in the name of the Company by any two of the President and a Senior Executive Vice President or one of them together with the Secretary, the Treasurer, the Controller, an Assistant Secretary or an Assistant Treasurer, of the Company, and delivered to either Trustee, or both, or, with respect to Sections 303, 304, 305 and 603, any other employee of the Company named in an Officers' Certificate delivered to the Trustees.
"Corporate Trust Office" means, with respect to a Trustee, the office of such Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date hereof is located at (i) with respect to the U.S. Trustee, 101 Barclay Street, Floor 7E, New York, New York 10286, Attention: Corporate Trust Administration, and (ii) with respect to the Canadian Trustee, BNY Trust Company of Canada, 11th Floor, 320 Bay Street, Toronto, Ontario, MSH 4A6 Canada, Attention: Corporate Trust Administration, or such other address as the U.S. Trustee or the Canadian Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee.

"corporation" means a corporation, association, company, joint-stock company or business trust.
"Covenant Defeasance" has the meaning specified in Section 1203.
"Defaulted Interest" has the meaning specified in Section 307.
"Defeasance" has the meaning specified in Section 1202.
"Depositary" means the clearing agency registered under the Exchange Act that is designated by the Company in Section 301 to act as depositary for any series of Securities with respect to such series (or any successor to such clearing agency).
"Event of Default," unless otherwise specified with respect to Securities of a series pursuant to Section 301, has the meaning specified in Section 501.
"Exchange Act" means the United States Securities Exchange Act of 1934 and any statute successor thereto, in each case as amended from time to time.
"Expiration Date" has the meaning specified in Section 104.
"Fraudulent Conveyances Act" means the Fraudulent Conveyances Act (Ontario) and any other statute hereafter enacted in substitution therefor, as such act or substituted statute may be amended from time to time.
"Global Security" means a Security that evidences all or part of a series of Securities issued to the Depositary or its nominee for such series, and registered in the name of such Depositary or its nominee and bearing the legend set forth in Section 202.
"Holder" means a Person in whose name a Security is registered in the Security Register.
"Indenture" means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, and shall include the terms of each particular series of Securities established as contemplated by Section 301, including, for all purposes of this instrument and any such supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this instrument and any such supplemental indenture, respectively.
"Insurance Companies Act" means the Insurance Companies Act (Canada) and any other statute hereafter enacted in substitution therefor, as such act or substituted statute may be amended from time to time.
"Interest Payment Date" means, as to each series of Securities, the Stated Maturity of an installment of interest on such Securities.

"Interest Rate" means the rate of interest specified or determined as specified in each Security as being the rate of interest payable on such Security.
"Investment Company Act" means the United States Investment Company Act of 1940 and any statute successor thereto, in each case as amended from time to time.
"John Hancock (USA)" means John Hancock Life Insurance Company (U.S.A.), a stock life insurance company organized under the laws of the State of Michigan.
"Maturity" when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as provided in the Securities or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.
"MCCSR" means the Minimum Continuing Capital and Surplus Requirements (or any successor or replacement capital requirements applicable to the Company, including, but not limited to, the Life Insurance Capital Adequacy Test or any successor or replacement thereto) for Canadian federally regulated insurance companies.
"Non-Resident Holder" means a Holder who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, a resident of Canada, (ii) deals at arm's length with the Company and any person resident in Canada to whom the holder disposes of the Securities, (iii) has not and will not use or hold or be deemed to use or hold the Securities in, or in the course of, carrying on business in Canada, (iv) is not a "specified shareholder" (as defined in subsection 18(5) of the Tax Act) of the Company or a person who does not deal at arm's length with such specified shareholder, (v) is entitled to receive all payments (including any interest and principal) made on the Securities, and (vi) is not an insurer that carries on an insurance business in Canada and elsewhere.
"Notice of Default" means a written notice of the kind specified in Section 602.
"Officers' Certificate" means a certificate signed by any two of the President and a Senior Executive Vice President or one of them together with the Secretary, the Treasurer, the Controller, an Assistant Secretary or an Assistant Treasurer, of the Company, and delivered to the Trustees.  One of the officers signing an Officers' Certificate given pursuant to Section 1004 shall be the principal executive, financial or accounting officer of the Company.
"Opinion of Counsel" means a written opinion of counsel, reasonably acceptable to the Trustees, who may be counsel for (and an employee of) the Company.
"Original Issue Date" means the date of issuance specified as such in each Security.
"Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502.

"Outstanding" when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:
(1)  Securities theretofore cancelled by the Trustees or delivered to the Trustees for cancellation;
(2)  Securities, or portions thereof, for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustees or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustees has been made;
(3)  Securities, except to the extent provided in Sections 1202 and 1203, with respect to which the Company has effected defeasance and/or covenant defeasance as provided in Article Twelve; and
(4)  Securities which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustees proof satisfactory to it that such Securities are held by Holders in whose hands such Securities are valid, binding and legal obligations of the Company;
provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, (A) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date pursuant to Section 502, (B) if, as of such date, the principal amount payable at the Stated Maturity of a Security is not determinable, the principal amount of such Security which shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by Section 301, and (C) Securities beneficially owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustees shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which a Responsible Officer of the Trustees knows to be so owned shall be so disregarded.  Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustees the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.

"Paying Agent" means the U.S. Trustee or any other Person (including the Company acting as Paying Agent) authorized by the Company to pay the principal of or any premium or interest on any Securities on behalf of the Company.
"Person" means any individual, corporation, partnership, joint venture, association, limited liability or joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.
"Place of Payment" means, with respect to the Securities of any series, the place or places where the principal of and any premium and interest on the Securities of such series are payable as specified as contemplated by Section 301.
"Policy Liabilities " means all claims of holders of policies of insurance issued by the Company or for which the Company is responsible or liable and described in paragraph 161(1)(c) of the WURA.
"Predecessor Security" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.
"Redemption Date" when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.
"Redemption Price" when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.
"Regular Record Date" for the interest payable on any Interest Payment Date on the Securities of a series means, unless otherwise provided pursuant to Section 301 with respect to Securities of a series, the date which is fifteen days next preceding such Interest Payment Date (whether or not a Business Day).
"Relevant Taxes" has the meaning specified in Section 1007.
"Responsible Officer," when used with respect to either Trustee, means any officer of the Trustee located within the Corporate Trust Office of the Trustee, including any vice president, assistant vice president, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such Person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.
"Securities" or "Security" means any debt securities or debt security, as the case may be, authenticated and delivered under this Indenture.

"Securities Act" means the United States Securities Act of 1933 and any statute successor thereto, in each case as amended from time to time.
"Security Register" and "Security Registrar" have the respective meanings specified in Section 305.
"Senior Indebtedness" means the principal of and the interest and premium, if any, on:
(1) indebtedness of the Company (other than indebtedness evidenced by the Securities) whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed, for money borrowed by the Company or for money borrowed by others for the payment of which the Company is responsible or liable;
(2) indebtedness of the Company whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed by the Company in connection with the acquisition by the Company or by others of any business, property or other assets;
(3) renewals, extensions or refundings of any indebtedness referred to in (1) or (2) above;
(4) obligations to trade creditors incurred in the ordinary course of business; and
(5) any other indebtedness of the Company that does not constitute either (i) Subordinated Indebtedness or (ii) a Policy Liability;
unless in any case it is provided by the terms of the instrument creating or evidencing such indebtedness or pursuant to which such indebtedness is outstanding that such indebtedness is not prior in right of payment to the Securities but is equal in right of payment with, or subordinated in right of payment to, the Securities.
"Special Record Date" for the payment of any Defaulted Interest means a date fixed by the Trustees pursuant to Section 307.
"Stated Maturity" when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable, in the case of such principal or installment of principal, as such date may be extended or shortened as provided pursuant to the terms of such Security.
"Subordinated Indebtedness" has the meaning specified in the Insurance Companies Act.
"Subsidiary" means a corporation, partnership or other entity of which, at the time of determination, more than 50% of the outstanding voting stock or equivalent interest is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.  For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.
"Superintendent" means the Superintendent of Financial Institutions (Canada).
"Tax Act" means the Income Tax Act (Canada) and any other statute hereafter enacted in substitution therefor, as such act or substituted statute may be amended from time to time.
"Trust Indenture Act" means the United States Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.
"Trust Indenture Legislation" means, at any time, statutory provisions relating to trust indentures and the rights, duties, and obligations of trustees under the trust indentures and of bodies corporate, including insurance companies, issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to this Indenture, and at the date of this Indenture means (i) the applicable provisions of the Insurance Companies Act, and any other statute of Canada or a province thereof, and of regulations under any such statute, and (ii) the Trust Indenture Act. Obligations conferred on the Canadian Trustee by application of any Trust Indenture Legislation shall mean such Trust Indenture Legislation as is applicable to the Canadian Trustee.

"Trustee" or "Trustees" means the Persons named as the "U.S. Trustee" and the "Canadian Trustee" in the first paragraph of this instrument and, subject to Section 615, shall also include any successor of either Trustee or both pursuant to Section 610 or Section 611, and thereafter, "Trustee" or "Trustees" shall mean or include each Person who is then a Trustee hereunder. If the Canadian Trustee resigns or is removed and, pursuant to Section 615, the Company is not required to appoint a successor Trustee to the Canadian Trustee, "Trustee", "Trustees" and any reference to "both of the Trustees" shall mean the Person named as the U.S. Trustee or any successor thereto appointed pursuant to the applicable provisions of this Indenture.
"U.S. Dollars" and "U.S.$" means the currency of the United States of America, in each case as at the time of payment is legal tender for the payment of public and private debts.
"U.S. Government Obligations" means, with respect to the Securities of any series, securities which are (i) direct obligations of the United States of America or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed by the United States of America and which, in either case, are full faith and credit obligations of the United States of America and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.
"U.S. Trustee" means the Person named as the "U.S. Trustee" in the first paragraph of this instrument until a successor Person shall have become such pursuant to Section 610, and thereafter "U.S. Trustee" shall mean such successor Person.  If at any time there is more than one such Person, "U.S. Trustee" as used with respect to the Securities of any series shall mean the U.S. trustee with respect to the Securities of such series.
"Vice President" when used with respect to the Company or the Trustees, means any officer with a title of "Vice President", "Senior Vice President", "Executive Vice President" or "Senior Executive Vice President".
"Writing" has the meaning specified in Section 616.
"WURA" means the Winding-Up and Restructuring Act (Canada) and any other statute hereafter enacted in substitution therefor, as such act or substituted statute may be amended from time to time.
SECTION 102.	Compliance Certificates and Opinions.
Upon any application or request by the Company to the Trustees to take any action under any provision of this Indenture, the Company shall furnish to the Trustees such certificates and opinions as may be required under the applicable Trust Indenture Legislation or that the Trustees reasonably request.  Each such certificate or opinion shall be given in the form of an Officers' Certificate, if to be given by an officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the applicable Trust Indenture Legislation and any other requirements set forth in this Indenture.  In the case of an application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.
Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than the certificates provided pursuant to Section 1004) shall include:
(1)	a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;
(3)
  a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)	a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.
SECTION 103.	Form of Documents Delivered to Trustees.
In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.
Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous.  Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers, or other management employee of the Company or any Subsidiary stating that the information with respect to such factual matters is in the possession of the Company or such Subsidiary, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.
Any certificate or opinion of an officer of the Company or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of or representations by an accountant or firm of accountants in the employ of the Company, unless such officer or counsel, as the case may be, knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the accounting matters upon which such certificate or opinion may be based are erroneous.  Any certificate or opinion of any independent firm of public accountants filed with the Trustees shall contain a statement that such firm is independent.
Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 104.	Acts of Holders; Record Dates.
(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustees and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments.  Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 601) conclusive and may be relied upon by the Trustees, the Company, and any agent of the Trustees or the Company, if made in the manner provided in this Section.
(b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof.  Where such execution is by a Person acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority.
(c) The fact and date of the execution by any Person of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustees deems sufficient and in accordance with such reasonable rules as the Trustees may determine.
(d) The ownership of Securities shall be proved by the Security Register.
(e) Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustees or the Company in reliance thereon, whether or not notation of such action is made upon such Security.
(f) The Company may, but shall not be obligated to, set any day as a record date for the purpose of determining the Holders of Outstanding Securities entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders; provided that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph.  If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; provided, further, that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date (as defined below) by Holders of the requisite principal amount of Outstanding Securities on such record date.  Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities on the date such action is taken.  Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustees in writing and to each Holder in the manner set forth in Section 106.
The Trustees may set any day as a record date for the purpose of determining the Holders of Outstanding Securities entitled to join in the giving or making of (i) any Notice of Default, (ii) any declaration of acceleration, or any rescission or annulment of any such declaration, referred to in Section 502, (iii) any request to institute proceedings referred to in Section 507(2) or (iv) any direction referred to in Section 512.  If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities on such record date.  Nothing in this paragraph shall be construed to prevent the Trustees from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities on the date such action is taken.  Promptly after any record date is set pursuant to this paragraph, the Trustees, at the Company's expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company in writing and to each Holder in the manner set forth in Section 106.
With respect to any record date set pursuant to this Section, the party hereto which sets such record date may designate any day as the "Expiration Date" and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder in the manner set forth in Section 106, on or prior to the existing Expiration Date.  If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph.  Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.

Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.
SECTION 105.	Notices, Etc., to Trustees and Company.
Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with:
(1)
  the U.S. Trustee by the Canadian Trustee, any Holder or the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed to or with the U.S. Trustee in writing at its Corporate Trust Office, Attention:  Corporate Trust Administration,

(2)
  the Canadian Trustee by the U.S. Trustee, any Holder or the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed to or with the Canadian Trustee in writing at its Corporate Trust Office, Attention:  Corporate Trust Administration, or

(3)
  the Company by the Trustees or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class, postage prepaid, to the Company addressed to it at the address of its principal office specified in the first paragraph of this instrument or at any other address previously furnished in writing to the Trustees by the Company, Attention:  Treasurer.

Neither the Company nor the Trustees shall be deemed to have received any such request, demand, authorization, direction, notice, consent, waiver or Act of Holders unless given, furnished or filed as provided in this Section 105.
SECTION 106.	Notice to Holders; Waiver.
Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the address of such Holder as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice.  In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.  Any notice mailed to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.  Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.  Waivers of notice by Holders shall be filed with the Trustees, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.
In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the written approval of the Trustees shall constitute a sufficient notification for every purpose hereunder.
SECTION 107.	Conflict with Trust Indenture Act.
If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act which is required under the Trust Indenture Act to be a part of and govern this Indenture, the latter provision shall control.  If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act which may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or excluded, as the case may be.
SECTION 108.	Effect of Headings and Table of Contents.
The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.
SECTION 109.	Successors and Assigns.
All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.
SECTION 110.	Separability Clause.
In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
SECTION 111.	Benefits of Indenture.
Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto, any Paying Agent, any Security Registrar and their successors and assigns, and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.
SECTION 112.	Governing Law.
This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York, except for Article Fourteen, which shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. This Indenture is subject to the provisions of the Trust Indenture Act that are required to be part of this Indenture and shall, to the extent applicable, be governed by such provisions.

SECTION 113.	Legal Holidays.
In any case where any Interest Payment Date, Redemption Date, Maturity or Stated Maturity of any Security shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Securities (other than a provision of any Security which specifically states that such provision shall apply in lieu of this Section)) payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Maturity or Stated Maturity, and no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date, Maturity or Stated Maturity, as the case may be, if such payment is made or duly provided for on the next succeeding Business Day, except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day.
SECTION 114.	Computations.
All computations and calculations under the Securities and this Indenture shall be made by the Company, and any such computation or calculation shall be final and binding.  Neither Trustee shall have any obligation to make or verify any calculation or computation made by the Company.
SECTION 115.	Agency for Service; Submission to Jurisdiction; Waiver of Immunities.
(a) By the execution and delivery of this Indenture, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed John Hancock (USA), 601 Congress Street, Boston, Massachusetts 02210, as its authorized agent for service of process in any suit, action or proceeding arising out of or based upon the Securities of any series or this Indenture that may be instituted in any federal or state court located in the Borough of Manhattan in The City of New York, or brought under United States federal or state securities laws or brought by the Trustees, and acknowledges that John Hancock (USA) has accepted such designation, (ii) irrevocably submits to the nonexclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon John Hancock (USA) and written notice of said service to it (mailed or delivered to the Company's Treasurer at its principal office in Toronto, Canada as specified in Section 105(2) in this Indenture) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding.  The Company further agrees to take any and all actions, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of John Hancock (USA) in full force and effect so long as this Indenture shall be in full force and effect.
(b) To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself, the Company hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Securities, to the extent permitted by law.
SECTION 116.	Incorporators, Shareholders, Officers and Directors of the Company Exempt from Individual Liability.
No recourse under or upon any obligation, covenant or agreement contained in this Indenture, or in any Security of any series, or because of any indebtedness evidenced thereby, shall be had against any incorporator, as such, or against any past, present or future shareholder, officer or director, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Securities by the Holders and as part of the consideration for the issue of the Securities.
SECTION 117.	References to Statutes.
Any reference in this Indenture to a statute or regulation shall be deemed to be a reference to such statute or regulation as amended, re-enacted, or replaced from time to time.
SECTION 118.	Waiver of Jury Trial.
EACH OF THE COMPANY AND THE TRUSTEES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES OR THE TRANSACTIONS CONTEMPLATED HEREBY.
SECTION 119.	Force Majeure.
In no event shall the Trustees be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustees shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.
SECTION 120. Tax Matters.
The Company agrees that if any Securities cease to qualify as "grandfathered obligations" within the meaning of Section 1.1471-2(b)(2)(i)(B) of the U.S. Treasury regulations, it will use commercially reasonable efforts to provide to the Trustees information reasonably requested by the Trustees about the source and character for U.S.

federal income tax purposes of any payments to be made pursuant to this Indenture or any Securities and about any modification to the terms thereof as is necessary to enable the Trustees to determine whether or not the Trustees are obligated to make any deduction or withholding from such payments pursuant to an agreement described in Section 1471(b) of the Code, or otherwise imposed under Sections 1471 through 1474 of the Code or any regulations or agreements (including any intergovernmental agreements) thereunder or official interpretations thereof. For the avoidance of doubt, the Trustees shall be entitled to make any withholding or deduction from payments to the extent necessary to comply with applicable law and shall not have any liability with respect to such withholding or deductions. The terms of this Section shall survive the termination of this Indenture.
ARTICLE TWO

 SECURITY FORMS
SECTION 201.	Forms Generally.
The Securities of each series shall be substantially in the form attached as Exhibit A, or in such other form or forms as shall be established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate provisions as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with applicable tax laws or the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution thereof.  If the form of Securities of any series is established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustees at or prior to the delivery of the Company Order contemplated by Section 303 with respect to the authentication and delivery of such Securities.
A Trustee's certificate of authentication shall be substantially in the form set forth in this Article.
The definitive Securities shall be printed, lithographed or engraved on a steel engraved border or on steel engraved borders or produced by any combination of these methods, if required by any securities exchange on which the Securities may be listed, or may be produced in any other manner permitted by the rules of any securities exchange on which the Securities may be listed, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.
Except as otherwise specified as contemplated by Section 301 for Securities of any series, the Securities of each series will initially be issued in the form of one or more Global Securities.  Each such Global Security shall represent such of the Outstanding Securities of such series as shall be specified therein and each shall provide that it shall represent the aggregate amount of Outstanding Securities of such series from time to time endorsed thereon and that the aggregate amounts of Outstanding Securities of such series represented thereby may from time to time be reduced or increased, as appropriate.  The Global Security or Securities evidencing the Securities of a series (and all Securities issued in exchange therefore) shall bear the legend indicated in Section 202.
SECTION 202.	Form of Legend for Global Securities.
Every Global Security authenticated and delivered hereunder shall, in addition to the provisions contained in Exhibit A, bear a legend in substantially the following form:
UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY SECURITY ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.
THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF DTC OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN DTC OR SUCH NOMINEE, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.
SECTION 203.	Form of Trustee's Certificate of Authentication.
Either Trustee's certificate of authentication (or both Trustees' certificates of authentication, as the case may be) shall be in substantially the following form:
CERTIFICATE OF AUTHENTICATION
This is one of the Securities referred to in the within-mentioned Indenture.
Dated:
The Bank of New York Mellon,
as U.S. Trustee

By:______________________________________
     Authorized Signatory

OR

Dated:
BNY Trust Company of Canada,
as Canadian Trustee

By:______________________________________
     Authorized Signatory

ARTICLE THREE

 THE SECURITIES
SECTION 301.	Title; Terms.
The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.
The Securities may be issued in one or more series.  There shall be established in or pursuant to a Board Resolution, and set forth in an Officers' Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of a series:
(a) the title of the securities of such series, which shall distinguish the Securities of the series from all other Securities;
(b) the limit, if any, upon the aggregate principal amount of the Securities of such series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the same series pursuant to Section 304, 305, 306, 906 or 1108 and except for any Securities which, pursuant to Section 303, are deemed never to have been authenticated and delivered hereunder); provided, however, that the authorized aggregate principal amount of such series may be increased above such amount by a Board Resolution to such effect;
(c) the Stated Maturity or Maturities on which the principal of the Securities of such series is payable or the method of determination thereof;
(d) the rate or rates, if any, at which the Securities of such series shall bear interest or the method of determining such rate or rates, the Interest Payment Dates on which such interest shall be payable, the right, if any, of the Company to defer or extend an Interest Payment Date, the Regular Record Date (if other than as defined in this Indenture) for the interest payable on any Interest Payment Date and the dates from which interest shall accrue and the method of determining these dates;
(e) the place or places where the principal of (and premium, if any) and interest on the Securities of such series shall be payable, the place or places where the Securities of such series may be presented for registration of transfer or exchange, and the place or places where notices and demands to or upon the Company in respect of the Securities of such series may be made;
(f) the period or periods within or the date or dates on which, if any, the price or prices at which and the terms and conditions upon which the Securities of such series may be redeemed or prepaid, in whole or in part, at the option of the Company;
(g) the obligation or the right, if any, of the Company to redeem, repay or purchase the Securities of such series pursuant to any sinking fund, amortization or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which and the other terms and conditions upon which Securities of the series shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;
(h) the denominations in which any Securities of such series shall be issuable, if other than denominations of U.S.$2,000 and any integral multiple of U.S.$1,000 in excess thereof;
(i) if other than U.S. Dollars, the currency or currencies (including currency unit or units) in which the principal of (and premium, if any) and interest, if any, on the Securities of the series shall be payable, or in which the Securities of the series shall be denominated;
(j) the additions, modifications or deletions, if any, in the Events of Default or covenants of the Company set forth herein with respect to the Securities of such series;
(k) if other than the principal amount thereof, the portion of the principal amount of Securities of such series that shall be payable upon declaration of acceleration of the Maturity thereof;
(l) the additions or changes, if any, to this Indenture with respect to the Securities of such series as shall be necessary to permit or facilitate the issuance of the Securities of such series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;
(m)  any index or indices used to determine the amount of payments of principal of and premium, if any, on the Securities of such series or the manner in which such amounts will be determined;
(n) the issuance of a temporary Global Security representing all of the Securities of such series and the terms upon which such temporary Global Security may be exchanged for definitive Securities of such series;
(o) whether the Securities of the series shall be issued in whole or in part in the form of one or more Global Securities and, in such case, the identity of the Depositary for such Global Securities;

(p) the appointment of any Paying Agent or Agents for the Securities of such series;
(q) the terms and conditions of any right or obligation on the part of the Company, or any option on the part of the Holders, to convert or exchange Securities of such series into cash or any other securities or property of the Company or any other Person, and the additions or changes, if any, to this Indenture with respect to the Securities of such series to permit or facilitate such conversion or exchange; and
(r) any other terms of the Securities of such series (which terms shall not be inconsistent with the provisions of this Indenture), but which may modify or delete any provision of this Indenture with respect to such series; provided that no such term may modify or delete any provision hereof if imposed by the Trust Indenture Legislation; and provided, further, that any modification or deletion of the rights, duties or immunities of the Trustees hereunder shall have been consented to in writing by the Trustees).
All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided herein or in or pursuant to such Board Resolution and set forth in such Officers' Certificate or in any such indenture supplemental hereto.
If any of the terms of the series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustees at or prior to the delivery of the Officers' Certificate setting forth the terms of the series.
SECTION 302.	Denominations.
The Securities of each series shall be in registered form without coupons and shall be issuable in denominations of U.S.$2,000 and any integral multiples of U.S.$1,000 in excess thereof, unless otherwise specified as contemplated by Section 301.
SECTION 303.	Execution, Authentication, Delivery and Dating.
The Securities shall be executed on behalf of the Company by the President and a Senior Executive Vice President or one of them and the Secretary, the Treasurer, the Controller, an Assistant Secretary or an Assistant Treasurer.  The signature of any of these officers on the Securities may be manual or facsimile.
Securities bearing the manual or facsimile signature of an individual who was at any time a proper officer of the Company shall bind the Company, notwithstanding that such individual has ceased to hold such office prior to the authentication and delivery of such Securities or did not hold such office at the date of such Securities.
At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities executed by the Company to either Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and either Trustee, or both, in accordance with the Company Order shall authenticate and deliver such Securities.
If the form or forms or terms of the Securities of a series have been established by or pursuant to one or more Board Resolutions as permitted by Sections 201 and 301, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustees shall be given upon their request, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel stating,
(1)	that such form or forms have been established in conformity with the provisions of this Indenture;
(2)	that such terms have been established in conformity with the provisions of this Indenture; and
(3)
  that such Securities have been duly executed and, when authenticated and delivered by either Trustee, or both, and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

If such form or forms or terms have been so established, the Trustees shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustees' own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustees.
Each Security shall be dated the date of its authentication.
No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose, unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the U.S. Trustee or by the Canadian Trustee, or both, by the manual signature of one of its authorized signatories, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder.  Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the U.S. Trustee for cancellation as provided in Section 309, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

Minor typographical and other minor errors in the text of any Security shall not affect the validity and enforceability of such Security if it has been duly authenticated and delivered by either Trustee, or both.
Except in the case of Securities of any series as to which it is specified, as contemplated by Section 301, that such securities shall be issued initially in individual certificated form, the Company shall execute and either Trustee, or both, shall authenticate and deliver one or more Global Securities with respect to each series of Securities that (i) shall represent an aggregate amount equal to the aggregate principal amount of the initially issued Securities of such series, (ii) shall be registered in the name of the Depositary or the nominee of the Depositary, (iii) shall be delivered by either Trustee to the Depositary or pursuant to the Depositary's instruction and (iv) shall bear a legend substantially in the form required in Section 202.
The Depositary must, at all times while it serves as such Depositary, be a clearing agency registered under the Exchange Act, and any other applicable statute or regulation.
SECTION 304.	Temporary Securities.
Pending the preparation of definitive Securities of any series, the Company may execute, and upon Company Order either Trustee, or both, shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities of any series in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.
If temporary Securities of any series are issued, the Company will cause definitive Securities of such series to be prepared without unreasonable delay.  After the preparation of definitive Securities, the temporary Securities shall be exchangeable for definitive Securities upon surrender of the temporary Securities at the office or agency of the Company in a Place of Payment without charge to the Holder.  Upon surrender for cancellation of any one or more temporary Securities, the Company shall execute and either Trustee, or both, shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of the same series of authorized denominations and having the same Original Issue Date and Stated Maturity and having the same terms as such temporary Securities.  Until so exchanged, the temporary Securities shall in all respects be entitled to the same benefits under this Indenture as definitive Securities.
SECTION 305.	Registration, Registration of Transfer and Exchange.
So long as required by the Insurance Companies Act, the Company shall maintain or shall cause to be kept, at the head office of the Company or at any other place in Canada designated by the Board of Directors, a securities register (the "Central Register") of Holders of each series of Securities maintained in compliance with the Insurance Companies Act.  The Company will cause the particulars of each issue, exchange or transfer of Securities to be recorded in the Central Register.  The Company shall initially be the central security registrar (the "Central Security Registrar") for the purpose of registering Securities and transfers and exchanges of Securities in the Central Register as provided herein; provided, however, the Company may appoint from time to time one or more successor Central Security Registrars and may from time to time rescind any such appointment.
The Company shall also cause to be maintained a branch register (a "branch register") or branch registers of Holders in accordance with Section 1002 in the same manner and containing the same information with respect to each entry contained therein as contained in the Central Register.  A copy of every entry in a branch register shall, promptly after the entry is made, be transmitted to the Central Security Registrar.  If there is a conflict between the information contained in the Central Register and the information contained in the branch register, the information contained in the Central Register shall prevail.  The Central Register together with each branch register are collectively referred to herein as the "Security Register".  At all reasonable times, the Security Register shall be open to inspection by the Trustees.  The U.S. Trustee is hereby initially appointed as branch security registrar (the "Branch Security Registrar") for the purpose of maintaining a branch register at its Corporate Trust Office; provided, however, the Company may appoint from time to time one or more successor or additional Branch Security Registrars and may from time to time rescind any such appointment.  The Central Security Registrar together with each Branch Security Registrar are collectively referred to herein as the "Security Registrar".
Upon surrender for registration of transfer of any Security at the office or agency of the Company in a Place of Payment, the Company shall execute, and either Trustee, or both, shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities of the same series of any authorized denominations and of a like tenor and aggregate principal amount, of the same Original Issue Date and Stated Maturity and having the same terms.
Notwithstanding any other provision of this Section, unless and until it is exchanged in whole or in part for the individual Securities represented thereby, a Global Security representing all or a portion of the Securities may not be transferred except as a whole by the Depositary to a nominee of such Depositary, or by a nominee of such Depositary to such Depositary or another nominee of such Depositary, or by such Depositary or any such nominee to a successor Depositary or nominee of such successor Depositary.
At the option of the Holder, Securities may be exchanged for other Securities, of the same series of any authorized denominations, of like tenor and aggregate principal amount, of the same Original Issue Date and Stated Maturity and having the same terms, upon surrender of the Securities to be exchanged at such office or agency.  Whenever any Securities are so surrendered for exchange, the Company shall execute, and either Trustee, or both, shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

If at any time the Depositary notifies the Company that it is unwilling or unable to continue as Depositary or if at any time the Depositary shall cease to be a clearing agency registered under the Exchange Act as provided in Section 303, the Company shall appoint a successor Depositary.  If a successor Depositary is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such ineligibility, the Company will execute, and either Trustee, or both, upon receipt of a Company Order for the authentication and delivery of individual Securities, will authenticate, in accordance with the Company Order, and make available for delivery, individual Securities in an aggregate principal amount equal to the principal amount of the Global Security or Securities representing the Securities in exchange for such Global Security or Securities.
The Company may at any time and in its sole discretion (subject to the procedures of the Depositary) determine that individual Securities issued in the form of one or more Global Securities shall no longer be represented by such Global Security or Securities.  In such event the Company will execute, and either Trustee, or both, upon receipt of a Company Order for the authentication and delivery of individual Securities, will authenticate, in accordance with the Company Order, and make available for delivery, individual Securities in an aggregate principal amount equal to the principal amount of the Global Security or Securities representing the Securities in exchange for such Global Security or Securities.
The Depositary may surrender a Global Security in exchange in whole or in part for individual Securities on such terms as are acceptable to the Company, the Trustees and such Depositary.  Thereupon, the Company shall execute, and either Trustee, or both, shall authenticate and make available for delivery, without service charge:
(1)
  to each Person specified by such Depositary a new individual Security or Securities of any authorized denomination as requested by such Person in aggregate principal amount equal to and in exchange for such Person's beneficial interest in the Global Security; and

(2)
  to such Depositary a new Global Security in a denomination equal to the difference, if any, between the principal amount of the surrendered Global Security and the aggregate principal amount of individual Securities delivered to Holders thereof.

Upon the exchange of a Global Security for individual Securities in an aggregate principal amount equal to the principal amount of such Global Security, such Global Security shall be canceled by the U.S. Trustee.  Individual Securities issued in exchange for a Global Security pursuant to this Section shall be registered in such names and in such authorized denominations as the Depositary for such Global Security, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the U.S. Trustee.  The U.S. Trustee shall make available for delivery such individual Securities to the Persons in whose names such Securities are so registered.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.
Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by the Holder thereof or his attorney duly authorized in writing.
No service charge shall be made to a Holder or the Trustees for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 304, 906 or 1108 not involving any transfer.
Neither the Company nor the Trustees shall be required, pursuant to the provisions of this Section:  (i) to issue, register the transfer of or exchange any Security of any series during a period beginning at the opening of business 15 Business Days before the day of the mailing of a notice of redemption of any such Securities selected for redemption of Securities pursuant to Article Eleven and ending at the close of business on the day of such mailing of notice of redemption; or (ii) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except, in the case of any Security to be redeemed in part, any portion thereof that is not redeemed.
SECTION 306.	Mutilated, Destroyed, Lost and Stolen Securities.
If any mutilated Security is surrendered to the Trustees together with such security or indemnity as may be required by the Company or the Trustees to save each of them harmless, the Company shall execute and the Trustees shall authenticate and deliver in exchange therefor a new Security of the same issue and series, of like tenor and principal amount, having the same Original Issue Date and Stated Maturity and bearing the same Interest Rate as such mutilated Security, and bearing a number not contemporaneously outstanding.
If there shall be delivered to the Company and to the Trustees (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustees that such Security has been acquired by a protected purchaser, the Company shall execute and upon its request the either Trustee, or both, shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of the same issue and series, of like tenor and principal amount, having the same Original Issue Date and Stated Maturity and bearing the same Interest Rate as such destroyed, lost or stolen Security, and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.
Upon the issuance of any new Security under this Section, the Company or the Trustees may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustees) connected therewith.
Every new Security issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities duly issued hereunder.
The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.
SECTION 307.	Payment of Interest; Interest Rights Preserved.
Interest on any Security of any series which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest in respect of Securities of such series.  The initial payment of interest on any Security of any series which is issued between a Regular Record Date and the related Interest Payment Date shall be payable as provided in such Security or in the Board Resolution pursuant to Section 301 with respect to the related series of Securities.
Any interest on any Security which is payable, but is not timely paid or duly provided for, on any Interest Payment Date for Securities of such series (herein called "Defaulted Interest"), shall forthwith cease to be payable to the registered Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (1) or (2) below:
(1)
  The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series in respect of which interest is in default (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner.  The Company shall notify the Trustees in writing of the amount of Defaulted Interest proposed to be paid on each Security and the date of the proposed payment, and at the same time the Company shall deposit with the U.S. Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the U.S. Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided.  Thereupon the U.S. Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the U.S. Trustee of the notice of the proposed payment.  The U.S. Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first class, postage prepaid, to each Holder of a Security of such series at the address of such Holder as it appears in the Security Register not less than 10 days prior to such Special Record Date.  Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

(2)
  The Company may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of the series in respect of which interest is in default may be listed, and upon such notice as may be required by such exchange (or by the Trustees if the Securities are not listed), if, after notice given by the Company to the Trustees of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustees.

Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.
SECTION 308.	Persons Deemed Owners.
The Company, the Trustees and any agent of the Company or the Trustees may treat the Person in whose name any Security is registered as the owner of such Security for the purpose of receiving payment of principal of and any premium and (subject to Section 307) any interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustees nor any agent of the Company or the Trustees shall be affected by notice to the contrary.
None of the Company, the Trustees nor any agent of the Company or the Trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Security or maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

SECTION 309.	Cancellation.
All Securities surrendered for payment, redemption or registration of transfer or exchange shall, if surrendered to any Person other than the U.S. Trustee, be delivered to the U.S. Trustee, and any such Securities and Securities surrendered directly to the U.S. Trustee for any such purpose shall be promptly cancelled by it.  The Company may at any time deliver to the U.S. Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the U.S. Trustee (or to any other Person for delivery to the U.S. Trustee) for cancellation any Securities previously authenticated hereunder which the Company has not issued and sold, and all Securities so delivered shall be promptly cancelled by the U.S. Trustee.  No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture.  All cancelled Securities held by the U.S. Trustee shall be disposed by it in its customary manner or as directed by a Company Order received five days prior to such cancellation, and the U.S. Trustee shall deliver to the Company upon its request therefor a certificate evidencing the disposition of the cancelled Securities.  Acquisition by the Company of any Security shall not operate as a redemption or satisfaction of the indebtedness represented by such Security unless and until the same is delivered to the U.S. Trustee for cancellation.
SECTION 310.	Computation of Interest.
Except as otherwise specified as contemplated by Section 301 for Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360-day year consisting of twelve 30-day months.
For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which any rate of interest payable under a Security, which is to be calculated on any basis other than a full calendar year, is equivalent may be determined by multiplying the rate by a fraction, the numerator of which is the number of days in the calendar year in which the period for which interest at such rate is payable and the denominator of which is the number of days comprising such other basis.
SECTION 311.	CUSIP Numbers.
The Company in issuing Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustees shall use for the Securities "CUSIP" numbers in notices to the Holders as a convenience to such Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Securities, and any such notice shall not be affected by any defect in or omission of such numbers.  The Company will promptly notify the Trustees of any changes in the "CUSIP" numbers.

ARTICLE FOUR

 SATISFACTION AND DISCHARGE
SECTION 401.	Satisfaction and Discharge of Indenture.
This Indenture shall upon Company Request cease to be of further effect with respect to Securities of a series (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for) and the Trustees at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to such Securities, when:
(1)	either:
(A)
  all such Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306 and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003) have been delivered to the U.S. Trustee for cancellation; or

(B)	all such Securities not theretofore delivered to the U.S. Trustee for cancellation:
(i)	have become due and payable, or
(ii)	will become due and payable at their Stated Maturity within one year of the date of deposit, or
(iii)
  are to be called for redemption within one year under arrangements satisfactory to the U.S. Trustee for the giving of notice of redemption by the U.S. Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the U.S. Trustee as trust funds: (A) money in an amount; (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount; or (C) a combination thereof, in each case sufficient to pay and discharge, and which shall be applied by the U.S. Trustee, to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the U.S. Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; provided that the U.S. Trustee shall have the right (but not the obligation) to require the Company to deliver to the U.S. Trustee an opinion of a nationally recognized firm of independent public accountants expressed in a written certification, or other evidence satisfactory to the U.S. Trustee, as to the sufficiency of deposits made by the Company pursuant to this Section;

(2)	the Company has paid or caused to be paid all other sums payable hereunder by the Company with respect to such Securities; and
(3)
  the Company has delivered to the Trustees an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture with respect to such Securities have been complied with.

The Company shall pay and indemnify the Trustees against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to this Section 401 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Securities.
Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustees under Section 607 and the preceding paragraph, the obligations of the Company to any Authenticating Agent under Section 614 and, if money and/or U.S. Government Obligations shall have been deposited with the Trustees pursuant to subclause (B) of Clause (1) of this Section, the obligations of the Trustees under Section 402 and the last paragraph of Section 1003 shall survive such satisfaction and discharge.
SECTION 402.	Application of Trust Money.
Subject to the provisions of the last paragraph of Section 1003, all money and U.S. Government Obligations deposited with the Trustees pursuant to Section 401 and all proceeds of such U.S. Government Obligations and the interest thereon, shall be held in trust and applied by it, in accordance with the provisions of the Securities of the applicable series and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustees may determine, to the Persons entitled thereto, of the principal and any premium and interest for whose payment such money and U.S. Government Obligations have been deposited with the Trustees.
ARTICLE FIVE

REMEDIES
SECTION 501.	Events of Default.
"Event of Default", wherever used herein with respect to the Securities of any series, means any one of the following events:
(1)	an order is made or an effective resolution is passed for the winding-up or liquidation of the Company or in the event of any other dissolution of the

Company by operation of law, except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Article Eight are duly observed and performed; or
(2)
  the Company makes a general assignment for the benefit of its creditors, or otherwise acknowledges its insolvency, becomes insolvent or is declared bankrupt or consents to the institution of bankruptcy or insolvency proceedings against it under any bankruptcy, insolvency or analogous laws or if a custodian, sequestrator, liquidator, receiver, receiver and manager or any other officer with similar powers is appointed of the Company or of the property of the Company or any substantial part thereof.

SECTION 502.	Acceleration of Maturity; Rescission and Annulment.
If an Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case either Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all of the Securities of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable.
At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustees as hereinafter in this Article provided, the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of that series, by written notice to the Company and the Trustees, may rescind and annul such declaration and its consequences if:
(1)	the Company has paid or deposited with the U.S. Trustee a sum sufficient to pay
(A)	all overdue interest on all Securities of that series,
(B)
  the principal of, and premium, if any, on, any Securities of that series which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates borne by such Securities,

(C)	to the extent that payment of such interest is lawful, interest upon overdue installments of interest at the rate or rates borne by or prescribed therefor in such Securities, and
(D)	all sums paid or advanced by the Trustees hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustees, its agents and counsel; and

(2)
  all Events of Default with respect to Securities of that series, other than the non-payment of the principal (or a specified portion of the principal) of and interest on Securities of that series which has become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission shall affect any subsequent default or impair any right consequent thereon.
SECTION 503.	Suits for Enforcement by Trustees.
If an Event of Default with respect to Securities of any series occurs and is continuing, the Trustees may in its discretion proceed to protect and enforce its rights and the rights of the Holders of such series by such appropriate judicial proceedings as the Trustees shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.
SECTION 504.	Trustees May File Proofs of Claim.
In case of any judicial proceeding relative to the Company (or any other obligor upon the Securities), its property or its creditors:
(a) the Trustees shall be entitled and empowered, by intervention in such proceeding or otherwise,
(i)	to take any and all actions authorized under the Trust Indenture Legislation in order to have claims of the Holders and the Trustees allowed in any such proceeding, and
(ii)
  in particular, the Trustees shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same in accordance with Section 506; and

(b) any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustees for distribution in accordance with Section 506, and, in the event that the Trustees shall consent to the making of such payments directly to the Holders, to pay to the Trustees any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustees, its agents and counsel, and any other amounts due the Trustees under Section 607.
No provision of this Indenture shall be deemed to authorize the Trustees to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustees to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustees may, on behalf of the Holders, vote for the election of a Trustees in bankruptcy or similar official and be a member of a creditors' or other similar committee.
SECTION 505.	Trustees May Enforce Claims Without Possession of Securities.
All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustees without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustees shall be brought in their own names as trustees of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustees, their agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.
SECTION 506.	Application of Money Collected.
Any money or property collected or to be applied by the Trustees with respect to a series of Securities pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustees and, in case of the distribution of such money or property on account of principal or premium, if any, or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:
FIRST:  To the payment of all amounts due the Trustees and any predecessor Trustees under Section 607;
SECOND:  To the payment of the amounts then due and unpaid upon such series of Securities for principal (and premium, if any) and interest in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such series of Securities for principal (and premium, if any) and interest, respectively; and
THIRD:  To the payment of the remainder, if any, to the Company.
SECTION 507.	Limitation on Suits.
No Holder of any Securities of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:
(1)	such Holder has previously given written notice to the Trustees of a continuing Event of Default with respect to the Securities of that series;
(2)
  the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series have made written request to the Trustees to institute proceedings in respect of such Event of Default in their own names as Trustees hereunder;

(3)
  such Holder or Holders have offered to the Trustees security or indemnity reasonably satisfactory to the Trustees against the costs, expenses and liabilities to be incurred in compliance with such request;

(4)	the Trustees for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and
(5)
  no direction inconsistent with such written request has been given to the Trustees during such 60 day period by the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of such series of Securities, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders.
SECTION 508.	Unconditional Right of Holders to Receive Principal, Premium and Interest.
Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any) and (subject to Section 307) interest on such Security on the respective Stated Maturities expressed in such Security (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.
SECTION 509.	Restoration of Rights and Remedies.
If the Trustees or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustees or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustees and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustees and the Holders shall continue as though no such proceeding had been instituted.
SECTION 510.	Rights and Remedies Cumulative.
Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 306, no right or remedy herein conferred upon or reserved to the Trustees or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 511.	Delay or Omission Not Waiver.
No delay or omission of the Trustees or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustees or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustees or by the Holders, as the case may be.
SECTION 512.	Control by Holders.
The Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustees, or exercising any trust or power conferred on the Trustees, with respect to the Securities of such series; provided that:
(1)
  such direction shall not be in conflict with any rule of law or with this Indenture, involve the Trustees in personal liability or be unduly prejudicial to the Holders of the Securities not joining in the action; and

(2)	the Trustees may take any other action deemed proper by the Trustees which is not inconsistent with such direction.
SECTION 513.	Waiver of Past Defaults.
Subject to Section 502 hereof, the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series may, on behalf of the Holders of all of the Securities of such series, waive any past default hereunder with respect to such series and its consequences, except a default:
(1)	in the payment of the principal of, or premium, if any, or interest on, any Security of such series; or
(2)	in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.
Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.
SECTION 514.	Undertaking for Costs.
All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustees for any action taken, suffered or omitted by it as Trustees, any party litigant in such suit to file an undertaking to pay the costs of such suit, and that court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any such party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant, in the manner and to the extent provided in the Trust Indenture Legislation; provided that neither this Section nor the Trust Indenture Legislation shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company or by the Trustees, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding Securities of any series, or any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium, if any) or interest on any Security on or after the respective Stated Maturities expressed in such Security (or in the case of redemption, on the Redemption Date).
SECTION 515.	Waiver of Usury, Stay or Extension Laws.
The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustees, but will suffer and permit the execution of every such power as though no such law had been enacted.
ARTICLE SIX

 THE TRUSTEES
SECTION 601.	Certain Duties and Responsibilities.
The duties, responsibilities, protections, privileges, and immunities of the Trustees shall be as provided by the Trust Indenture Legislation, particularly Sections 315 and 316 of the Trust Indenture Act, unless expressly excluded as provided in this Article Six.
(a) Except during the continuance of an Event of Default,
(1)
  the Trustees undertake to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustees; and

(2)
  in the absence of bad faith on its part, such Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to such Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to such Trustee, such Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(b) In case an Event of Default has occurred and is continuing, the Trustees shall exercise such of the rights and powers vested in them by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.
(c) No provision of this Indenture shall be construed to relieve a Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:
(1)	this Subsection shall not be construed to limit the effect of Subsection (a) of this Section;
(2)	each Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that such Trustee was negligent in ascertaining the pertinent facts;
(3)
  each Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Securities of any series, relating to the time, method and place of conducting any proceeding for any remedy available to such Trustee, or exercising any trust or power conferred upon such Trustee, under this Indenture with respect to the Securities of such series; and

(4)
  notwithstanding the foregoing, no provision of this Indenture shall require a Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(d) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustees shall be subject to the provisions of this Section.
SECTION 602.	Notice of Defaults.
If a default occurs hereunder with respect to the Securities of a series, the Trustees within 90 days of such default shall give the Holders of such Securities notice of such default as and to the extent provided by the Trust Indenture Act; provided, however, that the Trustees may withhold notice to the Holders of any default with respect to Securities of a series, if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustees in good faith determine that the withholding of the notice is in the interest of the Holders of such Securities. For the purpose of this Section, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to the Securities of a series.
SECTION 603.	Certain Rights of the Trustees.
Subject to the provisions of Section 601:
(1)
  each Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(2)
  any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

(3)
  whenever in the administration of this Indenture either Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, such Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate and may at its discretion secure such further evidence deemed necessary or advisable, but shall in no case be bound to secure the same;

(4)
  each Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(5)
  neither Trustee shall be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but each Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if such Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney, at the expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation;

(6)
  each Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and such Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder and shall have no obligation to monitor or supervise any such agent so appointed;
(7)
  each Trustee's immunities and protections from liability and its rights to compensation and indemnification in connection with the performance of its duties under this Indenture shall extend to such Trustee's officers, directors, agents and employees and its services as Paying Agent, Security Registrar or any other role assumed by such Trustee hereunder or to which it has been appointed with respect to the Securities issued hereunder.  Such immunities and protections and right to indemnification, together with each Trustee's right to compensation, shall survive each Trustee's resignation or removal and final payment of the Securities;

(8)	neither Trustee is required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Indenture;
(9)
  neither Trustee shall be deemed to have knowledge of any "default" or Event of Default hereunder except any default or Event of Default of which a Responsible Officer shall have received written notification at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture, from the Company or the Holders of at least 25% in aggregate principal amount of the Securities of the series with respect to which such default or Event of Default has occurred and is continuing. The term "default" as used in this Section 603 shall mean any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of a series;

(10)
  neither Trustee shall be under an obligation to exercise any of the rights or powers vested in it by this Indenture (other than the payment of debt service on the Securities from moneys furnished to it pursuant hereto), whether at the request or direction of the Holders or any other Person, pursuant to this Indenture or otherwise, unless it shall have been offered indemnity or security reasonably satisfactory to it against the fees, advances, costs, expenses and liabilities which might be incurred by it in connection with the exercise of any such rights or powers;

(11)
  in no event shall either Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether such Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(12)
  neither Trustee shall be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture; and

(13)
  each Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

SECTION 604.	Not Responsible for Recitals or Issuance of Securities.
The recitals contained herein and in the Securities, except a Trustee's certificate of authentication, shall be taken as the statements of the Company, and neither the Trustees nor any Authenticating Agent assumes any responsibility for their correctness. The Trustees make no representations as to the validity or sufficiency of this Indenture or of the Securities. Neither the Trustees nor any Authenticating Agent shall be accountable for the use or application by the Company of Securities or the proceeds thereof.
SECTION 605.	May Hold Securities.
Each Trustee or any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 608 and 613, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.
SECTION 606.	Money Held in Trust.
Money held by the Trustees in trust hereunder need not be segregated from other funds except to the extent required by law.  Neither Trustee shall be under any liability for interest on any money received by it hereunder except as agreed with the Company herein or otherwise.
SECTION 607.	Compensation and Reimbursement.
The Company agrees:
(1)
  to pay to each Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2)
  except as otherwise expressly provided herein, to reimburse each Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by such Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the reasonable expenses and disbursements of its agents or attorneys), except any such expense, disbursement or advance that shall be determined to have been caused by the negligence, willful misconduct or bad faith of it or of its agents or attorneys;

(3)	to indemnify, defend and to hold each Trustee harmless against, any loss, liability, claim, damage or expense (including the reasonable compensation and the reasonable expenses and disbursements of its agents or attorneys) incurred without negligence, willful misconduct or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the reasonable costs and expenses of defending itself against any claim or liability in connection therewith or with the exercise or performance of any of its powers or duties hereunder;

(4)
  that each Trustee shall have a lien prior to the Securities upon all property and funds held by it hereunder for any amount owing it or any predecessor Trustee pursuant to this Section 607, except with respect to funds held in trust for the benefit of the Holders of particular Securities; and

(5)
  without limiting any rights available to the Trustees under applicable law, that when a Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(1) or Section 501(2), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable federal or state bankruptcy, insolvency or other similar law.

The provisions of this Section 607 shall survive the termination of this Indenture and resignation and removal of a Trustee.
SECTION 608.	Disqualification; Conflicting Interests.
If a Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Legislation, such Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Legislation and this Indenture.  To the extent permitted by the Trust Indenture Legislation, a Trustee shall not be deemed to have a conflicting interest by virtue of being a Trustee under this Indenture with respect to Securities of more than one series.
SECTION 609.	Corporate Trustee Required; Eligibility.
The U.S. Trustee hereunder shall at all times (i) be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, (ii) be authorized under such laws to exercise corporate trust powers, (iii) have a combined capital and surplus of at least U.S.$50,000,000, and (iv) be subject to supervision or examination by Federal or State authority.  If such corporation files reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so filed.  If at any time the U.S. Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article Six.

For so long as required by the Trust Indenture Legislation, there shall be a Canadian Trustee under this Indenture.  The Canadian Trustee shall at all times (i) be a corporation organized under the laws of Canada or any province thereof and (ii) be authorized under such laws and the laws of the Province of Ontario to carry on trust business therein.  If at any time the Canadian Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall, subject to applicable requirements of the Trust Indenture Legislation, resign immediately in the manner and the effect hereinafter specified in this Article Six.
Neither the Company nor any Person directly or indirectly controlling, controlled by or under common control with the Company shall serve as Trustee for the Securities of any series issued hereunder.
SECTION 610.	Resignation and Removal; Appointment of Successor.
No resignation or removal of a Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 611.
A Trustee may resign as Trustee at any time with respect to the Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to a Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.
A Trustee may be removed as Trustee hereunder at any time with respect to the Securities of any series by Act of the Holders of not less than a majority in principal amount of the Outstanding Securities of such series, delivered to the Trustee so removed and to the Company.
If at any time:
(1)	either Trustee shall fail to comply with Section 608 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months; or
(2)	either Trustee shall cease to be eligible under Section 609 and shall fail to resign after written request therefor by the Company or by any such Holder; or
(3)
  either Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of such Trustee or of its property shall be appointed or any public officer shall take charge or control of such Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (A) the Company by a Board Resolution may remove such Trustee, or (B) subject to Section 514, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of such Trustee and the appointment of a successor Trustee or Trustees.
If a Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of a Trustee for any cause with respect to the Securities of one or more series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series and shall comply with the applicable requirements of Section 611.  If, within 90 days after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of not less than a majority in principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 611, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company.  If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders and shall have accepted appointment in the manner required by Section 611, any Holder who has been a bona fide Holder of Securities for at least six months or the retiring Trustee may, subject to Section 514, on behalf of himself and all others similarly situated, petition at the expenses of the Company any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.
The Company shall give notice of each resignation and each removal of a Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of Securities of such series as their names and addresses appear in the Security Register.  Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.
SECTION 611.	Acceptance of Appointment by Successor.
(a) In the case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(b) In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts, and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.
(c) Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph (a) or (b) of this Section, as the case may be.
(d) No successor to the U.S. Trustee with respect to any series of Securities shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article and the Trust Indenture Act.
SECTION 612.	Merger, Conversion, Consolidation or Succession to Business.
Any corporation into which a Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which a Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of a Trustee, shall be the successor of a Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article and the Trust Indenture Legislation, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by such Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.  In case any of the Securities shall not have been authenticated by such predecessor Trustee, any successor

Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor Trustee.  In all such cases such certificates shall have the full force and effect that this Indenture provides for the certificate of authentication of a Trustee; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Securities in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.
SECTION 613.	Preferential Collection of Claims Against Company.
If and when a Trustee shall be or become a creditor of the Company (or any other obligor upon the Securities), such Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).
SECTION 614.	Appointment of Authenticating Agent.
The Trustees may appoint an Authenticating Agent or Agents with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustees to authenticate Securities of such series issued upon original issue and upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 306, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by a Trustee hereunder. The Trustees shall give notice of such appointment in the manner provided in Section 106 to all Holders of Securities of the series with respect to which such Authenticating Agent will serve. Wherever reference is made in this Indenture to the authentication and delivery of Securities by a Trustee or a Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of such Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of such Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than U.S.$50,000,000 and subject to supervision or examination by Federal or State authority.  If such Authenticating Agent files reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so filed.
If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.
Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of an

Authenticating Agent, shall be the successor Authenticating Agent hereunder, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustees or the Authenticating Agent.
An Authenticating Agent may resign at any time by giving written notice thereof to the Trustees and to the Company. The Trustees may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustees may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give notice of such appointment in the manner provided in Section 106 to all Holders of Securities of the series with respect to which such Authenticating Agent will serve. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent.
No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.
The Company agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.
If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to a Trustee's certificate of authentication, an alternative certificate of authentication in the following form:
This is one of the Securities referred to in the within-mentioned Indenture.
The Bank of New York Mellon,
as U.S. Trustee

OR

BNY Trust Company of Canada,
as Canadian Trustee
By: ________________________________
      As Authenticating Agent

 Dated: __________________

SECTION 615.	Appointment to Fill a Vacancy in Office of Trustee.
The Company, whenever necessary to avoid or fill a vacancy in the office of the U.S. Trustee or the Canadian Trustee, will appoint, in the manner provided in Section 610, a successor Trustee, so that there shall at all times be a U.S. Trustee and a Canadian Trustee with respect to each series of Securities hereunder; provided, however, that if a Canadian Trustee under the Indenture is no longer required under the Trust Indenture Legislation, or the Company obtains an exemption from such requirements for purposes of the Indenture, then the Issuer may remove the Canadian Trustee with 30 days' written notice, pursuant to Section 610.
SECTION 616.	Joint Trustees.
The rights, powers, duties and obligations conferred and imposed upon the Trustees are conferred and imposed upon and shall be exercised and performed by the U.S. Trustee and the Canadian Trustee individually, except to the extent the Trustees are required under Trust Indenture Legislation to perform such acts jointly, and neither Trustee shall be liable or responsible for the acts or omissions of the other Trustee. Unless the context implies or requires otherwise, any written notice, request, direction, certificate, instruction, opinion, Board Resolution or other document (each such document, a "Writing") delivered pursuant to any provision of this Indenture to any of the U.S. Trustee or the Canadian Trustee shall be deemed for all purposes of this Indenture as delivery of such Writing to the Trustees. Each such Trustee in receipt of such Writing shall notify such other Trustee of its receipt of such Writing within three Business Days of such receipt; provided, however, that any failure of such Trustee in receipt of such Writing to so notify such other Trustee shall not be deemed as a deficiency in the delivery of such Writing to the Trustees.
ARTICLE SEVEN

 HOLDERS' LISTS AND REPORTS BY TRUSTEES AND COMPANY
SECTION 701.	Company to Furnish Trustees Names and Addresses of Holders.
The Company will furnish or cause to be furnished to the Trustees:
(1)
  semi-annually, not more than 15 days after each Regular Record Date, a list, in such form as the Trustees may reasonably require, of the names and addresses of the Holders as of such Regular Record Date; and

(2)
  at such other times as the Trustees may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished; provided that no such list need be provided in any case to the extent it would include names and addresses received by a Trustee in its capacity as Security Registrar.

SECTION 702.	Preservation of Information; Communications to Holders.
The Trustees shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustees as provided in Section 701 and the names and addresses of Holders received by the Trustees in their capacity as Security Registrar.  The Trustees may destroy any list furnished to them as provided in Section 701 upon receipt of a new list so furnished.
The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Securities, and the corresponding rights and privileges of the Trustees, shall be as provided by the Trust Indenture Legislation.
Every Holder of a Security, by receiving and holding the same, agrees with the Company and the Trustees that neither the Company nor the Trustees nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Legislation.
SECTION 703.	Reports by Trustees.
The Trustees shall transmit to Holders such reports concerning the Trustees and their actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto.  If required by Section 313(a) of the Trust Indenture Act, a Trustee shall, within 60 days after each May 15 following the date of this Indenture, deliver to Holders a brief report, dated as of such May 15, which complies with the provisions of such Section 313(a).
A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustees with each stock exchange upon which any Securities are listed, with the Commission and with the Company.  The Company will notify the Trustees whenever any Securities are listed on any stock exchange.
SECTION 704.	Reports by Company.
The Company shall:
(1)
  file with the Trustees, within 15 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of said Sections, then it shall file with the Trustees and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a U.S. national securities exchange as may be prescribed from time to time in such rules and regulations;
(2)
  file with the Trustees and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations; and

(3)
  transmit by mail, to all Holders, as their names and addresses appear in the Security Register, within 30 days after the filing thereof with the Trustees, such summaries of any information, documents and reports required to be filed by the Company pursuant to Clauses (1) and (2) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

Delivery of such reports, information and documents to the Trustees is for informational purposes only and the Trustees' receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustees are entitled to rely exclusively on Officers' Certificates).
The Company shall file with the Trustees such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the time and in the manner provided pursuant to the Trust Indenture Act.
ARTICLE EIGHT

CONSOLIDATION, MERGER, AMALGAMATION, CONVEYANCE,
STATUTORY ARRANGEMENT, TRANSFER OR LEASE
SECTION 801.	Company May Consolidate, Etc., Only on Certain Terms.
(a) Subject to Section 801(c), the Company shall not consolidate with, amalgamate with, or merge with or into or consummate any statutory arrangement with any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and the Company shall not permit any Person to consolidate with, amalgamate with or merge with or into the Company, unless:
(1)
  either (i) the Company is the surviving corporation in a merger, amalgamation, consolidation or statutory arrangement or (ii) in case the Company shall consolidate with, amalgamate with, merge with or into another Person or consummate a statutory arrangement with another Person in which such other Person is the surviving entity, or convey, transfer or lease its assets substantially as an entirety to any Person, the Person formed by or continuing from such consolidation, amalgamation or statutory arrangement or with or into which the Company is merged or the Person which acquires by conveyance or transfer or otherwise, or which leases, the properties and assets of the Company substantially as an entirety shall (A) be a corporation organized and validly existing under the laws of Canada, the United States of America, or any member country of the European Union as of December 31, 2003, or any political subdivision of any of the foregoing and (B) expressly assume (except where such assumption is deemed to have occurred by the sole operation of law), by an indenture supplemental hereto, executed and delivered to the Trustees, the due and punctual payment of the principal of and any premium and interest on all the Securities and the performance or observance of every covenant of this Indenture on the part of the Company to be performed or observed, and the Securities of every series will be valid and binding obligations of such successor Person entitling the Holders thereof, as against the successor Person, to all the rights of Holders under this Indenture;

(2)
  immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

(3)
  the Company or such Person has delivered to the Trustees an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation, statutory arrangement, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

(b) Subject to Section 801(c), any indebtedness which becomes an obligation of the Company or any Subsidiary as a result of any such transaction shall be treated as having been incurred by the Company or such Subsidiary at the time of such transaction.
(c) The provisions of Section 801(a) and (b) shall not be applicable to the direct or indirect conveyance, transfer or lease of all or any portion of the stock, undertaking, property, assets or liabilities of any of the Company's wholly owned Subsidiaries to the Company.
SECTION 802.	Successor Person Substituted.
Upon any consolidation, amalgamation or statutory arrangement of the Company with, or merger of the Company with or into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with Section 801, the successor Person formed by such consolidation, amalgamation or statutory arrangement or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of any lease, the Company shall be relieved of all obligations and covenants under this Indenture and the Securities and may be dissolved and liquidated.

In case of any such consolidation, amalgamation, statutory arrangement, merger, conveyance, transfer or lease, such changes in phraseology and form may be made in the Securities thereafter to be issued as may be appropriate.
ARTICLE NINE

 SUPPLEMENTAL INDENTURES
SECTION 901.	Supplemental Indentures Without Consent of Holders.
Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustees, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustees, for any of the following purposes (in each case, subject to Sections 907 and 1409):
(1)	to evidence the succession, or successive successions, of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities; or
(2)	to convey, transfer, assign, mortgage or pledge any property to or with the Trustees or to surrender any right or power herein conferred upon the Company; or
(3)
  to provide for the issuance under this Indenture of Securities in bearer form (including securities registrable as to principal only) and to provide for exchangeability of such Securities for Securities issued hereunder in fully registered form, and to make all appropriate changes for such purpose; or

(4)	to establish the form or terms of Securities of any series as permitted by Sections 201 or 301; or
(5)
  to add to the covenants of the Company for the benefit of the Holders of all Securities or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company; or

(6)
  to add any additional Events of Default (and if such Events of Default are to be for the benefit of less than all series of Securities, stating that such Events of Default are expressly being included solely for the benefit of such series); or

(7)	to secure the Securities; or
(8)
  to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee pursuant to the requirements of Section 611(b); or

necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee pursuant to the requirements of Section 611(b); or
(9)
  to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture as the Company and the Trustees may deem necessary and desirable; provided that such action pursuant to this Clause (9) shall not adversely affect the rights of the Holders of Securities of any series in any material respect; or

(10)
  to conform any provision hereof to the requirements of the Trust Indenture Legislation or otherwise as necessary to comply with applicable law of the United States of America or any State thereof and Canada or of any province or territory thereof to the extent they do not conflict with the applicable laws of the United States of America heretofore or hereafter enacted; or

(11)	to make any change that does not adversely affect the rights of any Holder in any material respect.
SECTION 902.	Supplemental Indentures With Consent of Holders.
With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of each series affected by such supplemental indenture and subject to Sections 907 and 1409, by Act of said Holders delivered to the Company and the Trustees, the Company, when authorized by a Board Resolution, and the Trustees may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby and subject to Sections 907 and 1409:
(1)
  change the Stated Maturity of the principal of, or any installment of interest payable on, any Outstanding Security, or reduce the principal amount of or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon redemption or acceleration or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any Security or change the Place of Payment where or the coin or currency in which, any Outstanding Security or any principal (and premium, if any) or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); or

(2)	reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences or reduce the quorum or voting requirements provided for in this Indenture; or

(3)
  modify any of the provisions of this Section, Section 513 or Section 1006, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; provided, however, that this Clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustees" and concomitant changes in this Section and Section 1006, or the deletion of this proviso, in accordance with the requirements of Sections 611 and 901(8); or

(4)	modify the provisions of Section 1007 in a manner adverse to the Holders.
A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.
It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.
SECTION 903.	Execution of Supplemental Indentures.
In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustees shall be given, and (subject to Section 601) shall be fully protected in relying upon, an Officers' Certificate and an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture, and that all conditions precedent have been complied with.  The Trustees may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustees' own rights, duties, protections, privileges, indemnities, liabilities or immunities under this Indenture or otherwise.
SECTION 904.	Effect of Supplemental Indentures.
Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 905.	Conformity with Trust Indenture Legislation.
Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Legislation as then in effect.
SECTION 906.	Reference in Securities to Supplemental Indentures.
Securities authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Company, bear a notation in form approved by the Trustees as to any matter provided for in such supplemental indenture.  If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Board of Directors, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustees in exchange for Outstanding Securities of such series.
SECTION 907.	Amendments Affecting Capital Treatment.
This Indenture, any supplemental indenture hereto and the Securities of any series may not be amended in a manner that would affect the classification afforded the Securities of any series for capital adequacy purposes pursuant to the Insurance Companies Act or the MCCSR without the prior approval of the Superintendent.
ARTICLE TEN

COVENANTS
SECTION 1001.	Payment of Principal, Premium and Interest.
The Company covenants and agrees for the benefit of each series of Securities that it will duly and punctually pay the principal of, premium, if any, and interest on the Securities of that series in accordance with the terms of such Securities and this Indenture.  The Company shall pay to the U.S. Trustee such amounts for the payment of principal of, premium, if any, or interest on the Securities, as applicable, at or prior to 10:00 a.m. (New York City time) on the applicable Interest Payment Date.
Unless otherwise specified as contemplated by Section 301, the Company shall pay interest on overdue amounts at the rate set forth in the first paragraph of the Securities, and it shall pay interest on overdue interest at the same rate (to the extent that the payment of such interest shall be legally enforceable), which interest on overdue interest shall accrue from the date such amounts became overdue.
SECTION 1002.	Maintenance of Office or Agency.
The Company will maintain in the Borough of Manhattan, The City of New York and each other Place of Payment for any series, an office or agency where Securities of that series may be presented or surrendered for payment, and an office or agency where Securities may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served.  The Company initially appoints the U.S. Trustee, acting through its corporate trust office in the Borough of Manhattan, The City of New York, as its agent for said purposes.  The Company will give prompt written notice to the Trustees of the location, and any change in the location, of any such office or agency.  If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustees with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the U.S. Trustee, and the Company hereby appoints the U.S. Trustee as its agent to receive all such presentations, surrenders, notices and demands.
The Company may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York and each other Place of Payment for Securities of any series for such purposes.  The Company will give prompt written notice to the Trustees of any such designation or rescission and of any change in the location of any such other office or agency.
SECTION 1003.	Money for Securities Payments to Be Held in Trust.
If the Company shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of or premium, if any, or interest on any of the Securities of such series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal, premium, if any, and any interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustees of its action or failure so to act.
Whenever the Company shall have one or more Paying Agents, it will, prior to each due date of the principal of and premium, if any, or interest on any Securities, deposit with a Paying Agent a sum sufficient to pay the principal (and premium, if any) or interest so becoming due, such sum to be held as provided by the Trust Indenture Act, and (unless such Paying Agent is a Trustee) the Company will promptly notify the Trustee of its action or failure so to act.
The Company will cause each Paying Agent other than a Trustee to execute and deliver to the Trustees an instrument in which such Paying Agent shall agree with the Trustees, subject to the provisions of this Section, that such Paying Agent will (1) comply with the provisions of the Trust Indenture Act applicable to it as a Paying Agent, (2) give the Trustees notice of any default by the Company (or any other obligor upon the Securities) in the making of any payment of principal (and premium, if any) or interest, and (3) at any time during the continuance of any such default, upon the written request of the Trustees, forthwith pay to the Trustees all sums so held in trust by such Paying Agent.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to a Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by a Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by the Company or any Paying Agent to a Trustee, such Paying Agent shall be released from all further liability with respect to such money.
Any money or U.S. Government Obligations (including the proceeds thereof and the interest thereon) deposited with a Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium, if any, or interest on any Security and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Company at its option on Company Request (unless otherwise required by mandatory provision of applicable escheat or abandoned or unclaimed property law) or (if then held by the Company) shall (unless otherwise required by mandatory provision of applicable escheat or abandoned or unclaimed property law) be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of a Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that a Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the Borough of Manhattan, The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.
SECTION 1004.	Statement by Officers as to Default.
The Company will deliver to the Trustees, on or before October 31 of each fiscal year of the Company ending after the date hereof, an Officers' Certificate covering the preceding fiscal year, stating whether or not, to the best knowledge of the signers thereof, the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.
SECTION 1005.	Existence.
Subject to Article Eight, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its legal existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any such right or franchise if the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company.

SECTION 1006.	Waiver of Certain Covenants.
The Company may omit in any particular instance to comply with any term, provision, covenant or condition set forth in any covenant provided pursuant to Section 901(5) for the benefit of the Holders with respect to the Securities of any series if before or after the time for such compliance the Holders of not less than a majority in principal amount of the Outstanding Securities of such series shall, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustees in respect of any such term, provision or condition shall remain in full force and effect.
SECTION 1007.	Additional Amounts.
(a) All payments made by or on behalf of the Company under or with respect to the Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province, territory or political subdivision thereof, or by any authority or agency therein or thereof having power to tax ("Relevant Taxes"), except to the extent required by law or by the interpretation or administration thereof.  If the Company is so required to withhold or deduct any amount for or on account of such Relevant Taxes from any payment made under or with respect to the Securities, the Company will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will be equal to the amount such Holder would have received if such Relevant Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable in respect of any Securities for or on account of:
(i) any Relevant Tax imposed by reason that such Holder or beneficial owner of the Securities or other person entitled to payment under the Securities does not deal at arm's length within the meaning of the Tax Act with the Company or is, or does not deal at arm's length with any person who is, a "specified shareholder" of the Company (as defined in subsection 18(5) of the Tax Act);
(ii) any Relevant Tax that would not have been imposed if the Holder, or the beneficial owner, of the Securities complied with the Company's request to provide information concerning his, her or its nationality, residence or identity or to make a declaration, claim or filing or satisfy any requirement for information or reporting that is required to establish the eligibility of the Holder, or the beneficial owner, of the Securities to receive the relevant payment without (or at a reduced rate of) withholding or deduction for or account of any such Relevant Tax;
(iii) any Relevant Tax that would not have been imposed but for the fact that the Holder, or the beneficial owner, of the Securities (or any fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Canada or any province, territory or political subdivision thereof, or otherwise had some connection with Canada or any province, territory or political subdivision thereof, other than merely holding such Securities, or receiving payments under such Securities;
(iv) any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax with respect to the Securities;
(v) any Relevant Tax that is levied or collected otherwise than by withholding from payments on or in respect of the Securities;
(vi) any withholding or deduction imposed pursuant to or in connection with (i) Sections 1471 to 1474 of the Code or any similar legislation imposed by any other governmental authority, (ii) any agreements (including intergovernmental agreements) with respect thereto, or (iii) any treaty, law, regulation, or official interpretation enacted by Canada or any other governmental authority implementing any of the foregoing;
(vii) any Relevant Tax which would not have been imposed but for the presentation of a Security (where presentation is required) for payment on a date more than 30 days after (i) the date on which such payment became due and payable or (ii) the date on which payment thereof is duly provided for, whichever occurs later; or
(viii) any combination of the foregoing.
In addition, the Company will not pay Additional Amounts to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment subject to the Relevant Tax, to the extent such payment would, under the laws of Canada or any province, territory or political subdivision thereof, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to Additional Amounts had it been the Holder of the Securities.
(b) If the Company is required by law or by the interpretation or administration thereof to withhold or deduct any Relevant Taxes from any payment under or with respect to the Securities, the Company will (1) make such withholding or deduction and (2) remit the full amount so deducted or withheld to the relevant authority in accordance with applicable law.  The Company will furnish to the Holders, within 30 days after the date the payment of any Relevant Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by the Company.
(c) If the Company is required by law or by the interpretation or administration thereof to withhold or deduct any Relevant Taxes from any payment under or with respect to the Securities for which the Company would then have been required to pay Additional Amounts under paragraph (a) of this Section 1007 and fails to so withhold or deduct, the Company will indemnify and hold harmless each Holder for the amount of

(1) such Relevant Taxes levied or imposed on and paid by such Holder, (2) any liability (including penalties, interest and expenses) arising from such Relevant Taxes, and (3) any Relevant Taxes imposed with respect to any payment under clauses (1) or (2) of this paragraph (c) of this Section 1007.
(d) At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Company is aware that it will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustees an Officers' Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and setting forth such other information necessary to enable the Trustees to pay such Additional Amounts to Holders on the payment date.
(e) Wherever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any Security, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 1007 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
(f) If the Company shall have completed any transaction permitted pursuant to Section 801(a)(1)(ii) whereby the successor Person is organized under the laws of a country other than Canada or the United States of America or any of their respective political subdivisions, all references in this Section 1007 to Canada and its political subdivisions shall be deemed to be references to both Canada and the country in which such successor Person is organized or resident (or deemed resident for tax purposes) and their respective political subdivisions.
ARTICLE ELEVEN

 REDEMPTION AND PURCHASE OF SECURITIES
SECTION 1101.	Company's Right of Redemption.
Unless otherwise specified as contemplated by Section 301 with respect to the Securities of a particular series, and notwithstanding any additional redemption rights that may be so specified, the Company may, at its option, subject to the prior approval of the Superintendent, redeem the Securities of any series after their date of issuance in whole or in part at any time and from time to time, subject to the provisions of this Section 1101 and the other provisions of this Article Eleven.  Unless otherwise specified as contemplated by Section 301 with respect to the Securities of a particular series, the redemption price for any Security so redeemed shall be equal to 100% of the principal amount of such Securities then Outstanding plus accrued and unpaid interest up to, but excluding, the date fixed for redemption; provided, however, that installments of accrued and unpaid interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Regular Record Dates according to their terms and the provisions of Section 307.

SECTION 1102.	Applicability of Article.
Redemption of Securities, as permitted or required by any form of Security issued pursuant to this Indenture or the documentation providing therefor, shall be made in accordance with such form of Security or documentation and this Article Eleven; provided, however, that if any provision of any such form of Security or documentation shall conflict with any provision of this Article, the provision of such form of Security or documentation shall govern.  Except as otherwise set forth in the form of Security for such series or such documentation, each Security shall be subject to partial redemption only in the amount of U.S.$2,000 or integral multiples of U.S.$1,000 in excess thereof.
SECTION 1103.	Election to Redeem; Notice to Trustees.
The election of the Company to redeem any Securities shall be evidenced by or pursuant to a Board Resolution.  In case of any redemption at the election of the Company of the Securities of a series, the Company shall, at least 30 days but not more than 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustees), notify the Trustees of such Redemption Date, of the principal amount of Securities to be redeemed and, if applicable, of the tenor of the Securities to be redeemed.  In the case of any redemption of Securities (a) prior to the expiration of any restriction on such redemption provided in the terms of such Securities or (b) pursuant to an election of the Company which is subject to a condition specified in the terms of such Securities, the Company shall furnish the Trustees with an Officers' Certificate and an Opinion of Counsel evidencing compliance with such restriction or condition.
SECTION 1104.	Selection by Trustees of Securities to Be Redeemed.
If less than all the Securities are to be redeemed (unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected not more than 30 days prior to the Redemption Date, in the case of Global Securities, in accordance with the procedures of the Depositary, and in the case of individual securities, by the U.S. Trustee, from the Outstanding Securities not previously called for redemption, by such method as the U.S. Trustee in its sole discretion shall deem fair and appropriate and which may provide for the selection for redemption of a portion of the principal amount of any Security; provided that the unredeemed portion of the principal amount of any Security shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Security.  If less than all the Securities and of a specified tenor are to be redeemed (unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected not more than 30 days prior to the Redemption Date by the U.S. Trustee, from the Outstanding Securities and specified tenor not previously called for redemption in accordance with the preceding sentence.
The U.S. Trustee shall promptly notify the Company in writing of the Securities selected for redemption as aforesaid and, in the case of any Securities selected for partial redemption as aforesaid, the principal amount thereof to be redeemed.

The provisions of the two preceding paragraphs shall not apply with respect to any redemption affecting only a single Security, whether such Security is to be redeemed in whole or in part.  In the case of any such redemption in part, the unredeemed portion of the principal amount of the Security shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Security.
For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.  If the Company shall so direct, Securities registered in the name of the Company, any Affiliate or any Subsidiary thereof shall not be included in the Securities selected for redemption.
SECTION 1105.	Notice of Redemption.
Unless otherwise specified as contemplated by Section 301 with respect to the Securities of a particular series, notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed, at its address appearing in the Security Register.  Unless the Company defaults in payment of the Redemption Price, on and after the Redemption Date, interest shall cease to accrue on the Securities.
All notices of redemption shall state:
(1)	the Redemption Date;
(2)	the Redemption Price, or if not then ascertainable, the manner of calculation thereof;
(3)
  if less than all the Outstanding Securities consisting of more than a single Security are to be redeemed, the identification (and, in the case of partial redemption of any such Securities, the principal amounts) of the particular Securities to be redeemed and, if less than all the Outstanding Securities consisting of a single Security are to be redeemed, the principal amount of the particular Security to be redeemed;

(4)
  that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date; and

(5)	the place or places where each such Security is to be surrendered for payment of the Redemption Price.
Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company's request and delivery of such information to the Trustees at least 10 days prior to the giving of such notice of redemption, by the U.S. Trustee in the name and at the expense of the Company and shall be irrevocable.  The notice if mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice. In any case, a failure to give such notice by mail or any defect in the notice to the Holder of any Security designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Security.
SECTION 1106.	Deposit of Redemption Price.
At or prior to 10:00 a.m., New York time, on any Redemption Date, the Company shall deposit with the U.S. Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money sufficient to pay the Redemption Price of, and accrued interest payable on, all the Securities which are to be redeemed on that date.

SECTION 1107.	Securities Payable on Redemption Date.
Notice of redemption having been given pursuant to Section 1105, the Securities to be so redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear or accrue any interest.  Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price, together with any accrued but unpaid interest to, but excluding, the Redemption Date; provided, however, that installments of accrued and unpaid interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Regular Record Dates according to their terms and the provisions of Section 307, unless, in connection with a Redemption Date falling on an Interest Payment Date, the Securities of the particular series provide that interest payable on an Interest Payment Date that is a Redemption Date shall be paid to the Person to whom principal is payable.
If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.
SECTION 1108.	Securities Redeemed in Part.
Any Security which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustees so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustees duly executed by the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and either Trustee, or both, shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of like tenor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered; provided, however, that if at the time of redemption any Security to be redeemed is registered as a Global Security, the Depositary shall determine, in accordance with its procedures, the principal amount of the Security to be redeemed held by each holder of such Security to be redeemed.
SECTION 1109.	Purchase of Securities.
(a) At any time when the Company is not in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder), it may, subject to the prior approval of the Superintendent, purchase all or any of the Securities of any series in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by invitation for tenders or by private contract.
(b) If, upon an invitation for tenders, more Securities are tendered at the same lowest price that the Company is prepared to accept, the Securities to be purchased by the Company shall be purchased on a pro rata basis, disregarding fractions, according to the principal amount of Securities of the series registered in the respective names of each Holder from the Securities of the series tendered by each Holder who tendered at such lowest price. Such procedure shall be valid and binding upon all Holders, notwithstanding the fact that, as a result thereof one or more of such Securities become subject to purchase in part only. The Holder of any Securities of which a part only is purchased, upon surrender of such Securities for payment, shall be entitled to receive, without expense to such Holder, one or more new Securities for the unpurchased part so surrendered and either Trustee, or both, shall authenticate and deliver such new Securities upon receipt of the Securities so surrendered.
ARTICLE TWELVE

 DEFEASANCE AND COVENANT DEFEASANCE
SECTION 1201.	Company's Option to Effect Defeasance or Covenant Defeasance.
Except as otherwise specified as contemplated by Section 301 for Securities of any series, the provisions of this Article Twelve shall apply to each series of Securities, and the Company may elect, at its option at any time, subject to the prior approval of the Superintendent, to have Section 1202 or Section 1203 applied to any Securities upon compliance with the conditions set forth below in this Article.  Any such election shall be evidenced by a Board Resolution.
SECTION 1202.	Defeasance and Discharge.
Upon the Company's exercise of its option (if any) to have this Section applied to any Securities, the Company shall be deemed to have been discharged from its obligations with respect to such Securities as provided in this Section on and after the date the conditions set forth in Section 1204 are satisfied (hereinafter called "Defeasance").  For this purpose, such Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Securities and to have satisfied all its other obligations under such Securities and this

Indenture insofar as such Securities are concerned (and the Trustees, at the expense of the Company and upon Company Request, shall execute proper instruments acknowledging the same), subject to the following, which shall survive until otherwise terminated or discharged hereunder: (1) the rights of Holders of Outstanding Securities to receive, solely from the trust fund described in Section 1204 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest on such Securities when such payments are due; (2) the Company's obligations with respect to such Securities under Sections 115, 116, 304, 305, 306, 1002, 1003, 1007 and 1108 (and any other applicable provisions of Article Eleven) and with respect to the payment of Additional Amounts, if any, on such Securities as contemplated by Section 1007; (3) the rights, powers, trusts, duties and immunities of the Trustees hereunder; and (4) this Article.  Subject to compliance with this Article, the Company may exercise its option (if any) to have this Section applied to any Securities notwithstanding the prior exercise of its option (if any) to have Section 1203 applied to such Securities.
SECTION 1203.	Covenant Defeasance.
Upon the Company's exercise of its option (if any) to have this Section applied to any Securities, the Company shall be released from its obligations under Section 801 and any covenants provided pursuant to Section 901(5) for the benefit of the Holders of such Securities, in each case with respect to such Securities as provided in this Section on and after the date the conditions set forth in Section 1204 are satisfied (hereinafter called "Covenant Defeasance").  For this purpose, such Covenant Defeasance means that, with respect to such Securities, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section, whether directly or indirectly by reason of any reference elsewhere herein to any such Section or by reason of any reference in any such Section to any other provision herein or in any other document, but the remainder of this Indenture and such Securities shall be unaffected thereby.
Notwithstanding any Covenant Defeasance with respect to Section 801, any Person that would otherwise have been required to assume the obligations of the Company pursuant to said Section shall be required, as a condition to any merger, amalgamation, consolidation, conveyance, transfer or lease contemplated thereby, to assume the obligations of the Company to the Trustees under Sections 607 and 1205.
SECTION 1204.	Conditions to Defeasance or Covenant Defeasance.
(a) The following shall be the conditions to the application of Section 1202 or Section 1203 to any Securities:
(1)
  The Company shall irrevocably have deposited or caused to be deposited with the U.S. Trustee (or another Trustee which satisfies the requirements contemplated by Section 609 and agrees to comply with the provisions of this Article applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (A) money in an amount, or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (C) a combination thereof, in each case sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustees, to pay and discharge, and which shall be applied by the U.S. Trustee (or any such other qualifying Trustees) to pay and discharge, the principal of and any premium and interest on such Securities on the respective Stated Maturities or on the Redemption Date, in accordance with the terms of this Indenture and such Securities.

(2)
  In the event of an election to have Section 1202 apply to any Securities, the Company shall have delivered to the Trustees an Opinion of Counsel in the United States of America to the effect that, based upon (A) the Company having received from, or there having been published by, the United States Internal Revenue Service a ruling or (B) a change in the applicable United States federal income tax law since the date hereof, the Holders of such Securities will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to such Securities and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, Defeasance and discharge were not to occur.

(3)
  In the event of an election to have Section 1203 apply to any Securities, the Company shall have delivered to the Trustees an Opinion of Counsel in the United States of America to the effect that the Holders of such Securities will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and Defeasance or Covenant Defeasance to be effected with respect to such Securities and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Defeasance or Covenant Defeasance were not to occur.

(4)
  No event which is, or after notice or lapse of time or both would become, an Event of Default with respect to such Securities or any other Securities shall have occurred and be continuing at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day).

(5)
  The Company shall have delivered to the Trustees an Opinion of Counsel in Canada or a ruling from Canada Revenue Agency to the effect that (A) such Defeasance or Covenant Defeasance will not cause interest or principal paid or credited by the Company on the Securities to a Non-Resident Holder to be subject to Canadian withholding tax and (B) such Defeasance or Covenant Defeasance will not cause any other Canadian taxes on income (including capital gains) to be payable by a Non-Resident Holder in respect of the holding, redemption or disposition of the Securities.
(6)
  Such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any indenture or other agreement or instrument for borrowed money to which the Company is a party or by which it is bound.

(7)
  Such Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act unless such trust shall be registered under the Investment Company Act or exempt from registration thereunder.

(8)
  The Company is not insolvent within the meaning of the WURA, the Assignments and Preferences Act and the Fraudulent Conveyances Act and no act or proceeding has been taken or is pending in connection with, and the Company has not received notice in respect of and is not in the course of, dissolution, liquidation, winding up or reorganization.

(9)
  If such Securities are to be redeemed prior to Stated Maturity (other than from mandatory sinking fund payments or analogous payments), notice of such redemption shall have been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustees shall have been made.

(10)
  The Company shall have delivered to the Trustees an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with.

provided, however, that in the case of Clauses (2), (3) and (5) above, no such Opinion of Counsel need be delivered if all Securities not theretofore delivered to the U.S. Trustee for cancellation have become due and payable, will become due and payable at their Stated Maturity within one year, or have been called for redemption, or are to be called for redemption within one year under arrangements reasonably satisfactory to the U.S. Trustee for the giving of notice of redemption by the U.S. Trustee in the name, and at the expense, of the Company.
(b) If the Company shall have completed any transaction permitted pursuant to Section 801(a)(1)(ii) whereby the successor Person is organized under the laws of a country other than Canada or the United States of America or any of their respective political subdivisions:
(1)
  the references in Clause (4) of the preceding paragraph (a) to the 90th day after the date of such deposit shall be deemed to be a reference to the day under applicable bankruptcy, insolvency or similar laws of the country in which such successor Person is organized or any political subdivision thereof after which such deposit would not be deemed a preferential transfer that must be returned to such successor Person;
(2)
  all references in Clause (5) of the preceding paragraph (a) to Canada and its political subdivisions shall be deemed to be references to the country in which such successor Person is organized or resident (or deemed resident for tax purposes) and their respective political subdivisions and reference to the Canada Revenue Agency shall be deemed to be reference to the appropriate taxing authority of such other country; and

(3)
  the references in Clause (8) of the preceding paragraph (a) to the WURA, the Assignments and Preferences Act and the Fraudulent Conveyances Act shall be deemed to be references to applicable bankruptcy, insolvency or similar laws of the country in which such successor Person is organized or any political subdivision thereof.

SECTION 1205.	Deposited Money and U.S. Government Obligations to Be Held in Trust; Miscellaneous Provisions.
Subject to the provisions of the last paragraph of Section 1003, all money and U.S. Government Obligations (including the proceeds thereof and the interest thereon) deposited with U.S. Trustee or other qualifying trustees (solely for purposes of this Section and Section 1206, the Trustees and any such other trustees are referred to collectively as the "Trustees") pursuant to Section 1204 in respect of any Securities shall be held in trust and applied by U.S. Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any such Paying Agent (including the Company acting as its own Paying Agent) as U.S. Trustee may determine, to the Holders of such Securities, of all sums due and to become due thereon in respect of principal and any premium and interest, but money so held in trust need not be segregated from other funds except to the extent required by law.
The Company shall pay and indemnify the Trustees against any tax, fee or other charge imposed on or assessed against any U.S. Government Obligations deposited pursuant to Section 1204 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Securities.
Anything in this Article to the contrary notwithstanding, U.S. Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations held by it as provided in Section 1204 with respect to any Securities which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustees or in the opinion of such other Persons delivered to the Trustees as shall be reasonably satisfactory to the Trustees (which may be the same opinion delivered to the Trustees under Section 1204(a)(1)), are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to such Securities.

SECTION 1206.	Reinstatement.
If U.S. Trustee or the Paying Agent is unable to apply any money in accordance with this Article with respect to any Securities by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations under this Indenture and such Securities from which the Company has been discharged or released pursuant to Section 1202 or 1203 shall be revived and reinstated as though no deposit had occurred pursuant to this Article with respect to such Securities, until such time as U.S. Trustee or Paying Agent is permitted to apply all money held in trust pursuant to Section 1205 with respect to such Securities in accordance with this Article; provided, however, that if the Company makes any payment of principal of or any premium or interest on any such Security following such reinstatement of its obligations, the Company shall be subrogated to the rights (if any) of the Holders of such Securities to receive such payment from the money so held in trust.
SECTION 1207.	Qualifying Trustees.
Any trustees appointed pursuant to Section 1204 for the purpose of holding trust funds deposited pursuant to that Section shall be appointed under an agreement in form acceptable to the Trustees and shall provide to the Trustees a certificate of such Trustees, upon which certificate the Trustees shall be entitled to conclusively rely, that all conditions precedent provided for herein to the related Defeasance or Covenant Defeasance have been complied with.  In no event shall the Trustees be liable for any acts or omissions of said trustees.
ARTICLE THIRTEEN

 MEETINGS OF HOLDERS OF SECURITIES
SECTION 1301.	Purposes for Which Meetings May Be Called.
A meeting of Holders of Securities of any series may be called at any time and from time to time pursuant to this Article to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of Securities of such series.
SECTION 1302.	Call, Notice and Place of Meetings.
(a) The Trustees may at any time call a meeting of Holders of Securities of any series, and the Trustees shall convene a meeting upon receipt of a request of the Company or upon receipt of a request in writing to the Trustees by the Holders of not less than 25% in principal amount of the Outstanding Securities of any series, for any purpose specified in Section 1301, to be held at such time and at such place in The City of New York, New York, or at such other place as the Trustees shall determine.  Notice of every meeting of Holders of Securities of any series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided for in Section 106, not less than 21 nor more than 180 days prior to the date fixed for the meeting.  Holders shall reimburse the Trustees for reasonable out-of-pocket expenses relating to the calling and holding of such meeting if called by such Holders.  The Holders shall indemnify the Trustees for, and hold them harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the calling of such meeting on behalf of Holders, including the costs and expenses of defending itself against any claim or liability in connection with such meeting.
(b) In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 25% in principal amount of the Outstanding Securities of any series shall have requested the Trustees to call a meeting of the Holders of Securities of such series for any purpose specified in Section 1301, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustees shall not have made the first publication of the notice of such meeting within 21 days after receipt of such request or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Company or the Holders of Securities of such series in the amount above specified, as the case may be, may determine the time and the place in The City of New York, New York, or at such other place for such meeting as the Trustees may approve, and may call such meeting for such purposes by giving notice thereof as provided in paragraph (a) of this Section.
SECTION 1303.	Persons Entitled to Vote at Meetings.
To be entitled to vote at any meeting of Holders of Securities of any series, a Person shall be (1) a Holder of one or more Outstanding Securities of such series, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities of such series by such Holder of Holders.  The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities of any series shall be the Person entitled to vote at such meeting and their counsel, any representatives of the Trustees and its counsel and any representatives of the Company and their counsel.
SECTION 1304.	Quorum; Action.
(a) The Persons entitled to vote 25% in principal amount of the Outstanding Securities of a series shall constitute a quorum for a meeting of Holders of Securities of such series; provided, however, that, if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Securities of a series, the Persons entitled to vote such specified percentage in principal amount of the Outstanding Securities of such series shall constitute a quorum.  In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such series, be dissolved.  In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting.  In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting.  Notice of the reconvening of any adjourned meeting shall be given as provided in Section 1302(a), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened.  Notice of the reconvening of any adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities of such series which shall constitute a quorum.
(b) Subject to the foregoing, at the reconvening of any meeting adjourned for lack of a quorum the Persons entitled to vote 10% in principal amount of the Outstanding Securities at the time shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.
(c) Except as limited by the proviso to Section 902, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the Holders of not less than a majority in principal amount of the Outstanding Securities of such series; provided, however, that, except as limited by the proviso to Section 902, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of not less than such specified percentage in principal amount of the Outstanding Securities of such series.
(d) Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with this Section shall be binding on all the Holders of Securities of such series and the related coupons, whether or not present or represented at the meeting.
(e) Notwithstanding the foregoing provisions of this Section 1304, if any action is to be taken at a meeting of Holders of Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Securities affected thereby, or of the Holders of such series and one or more additional series:
(i) there shall be no minimum quorum requirement for such meeting; and
(ii) the principal amount of the Outstanding Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under this Indenture.

SECTION 1305.	Determination of Voting Rights; Conduct and Adjournment of Meetings.
(a) Notwithstanding any provisions of this Indenture, the Trustees may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities of a series in regard to proof of the holding of Securities of such series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as its shall deem appropriate.  Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 104 and the appointment of any proxy shall be proved in the manner specified in Section 104.  Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 104 or other proof.
(b) The Trustees shall, by an instrument in writing, appoint a temporary chairman of the meeting, which need not be a Holder, unless the meeting shall have been called by the Company or by Holders as provided in Section 1302(b), in which case the Company or the Holders of Securities of the series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman.  A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting.
(c) At any meeting each Holder of a Security of such series or proxy shall be entitled to one vote for each U.S.$1,000 principal amount of Outstanding Securities of such series held or represented by him (determined as specified in the definition of "Outstanding" in Section 101); provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding.  The chairman of the meeting shall have no right to vote, except as a Holder of a Security of such series or proxy.
(d) Any meeting of Holders of Securities of any series duly called pursuant to Section 1302 at which a quorum is present may be adjourned from time to time by the Chairman with consent of the Holders entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting and voting thereon; and the meeting may be held as so adjourned without further notice.
SECTION 1306.	Counting Votes and Recording Action of Meetings.
The vote upon any resolution submitted to any meeting of Holders of Securities of any series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such series or of their representatives by proxy and the principal amounts and serial numbers of the Outstanding Securities of such series held or represented by them.  The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting.  A record, at least in duplicate, of the proceedings of each meeting of Holders of Securities of any series shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 1302 and, if applicable, Section 1304.  Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Company, and another to the Trustees to be preserved by the Trustees, the latter to have attached thereto the ballots voted at the meeting.  Any record so signed and verified shall be conclusive evidence of the matters therein stated.
ARTICLE FOURTEEN

SUBORDINATION
SECTION 1401.	Agreement to Subordinate.
The Company covenants and agrees, and each Holder of a Security of any series by such Holder's acceptance thereof, likewise agrees, that the payment of the principal of, premium, if any, and interest on the Securities of that series, together with all other Securities created and issued hereunder, is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Policy Liabilities and Senior Indebtedness, whether now outstanding or hereinafter incurred, in accordance with the terms of such Policy Liabilities and Senior Indebtedness, and each Holder of a Security, by acceptance thereof, agrees to and will be bound by the provisions of this Article Fourteen. The principal of and the interest and premium, if any, on the Securities created and issued hereunder shall be equal in right of payment to all other Subordinated Indebtedness of the Company from time to time issued and outstanding, unless in any case it is provided by the terms of the instrument creating or evidencing such indebtedness or pursuant to which such indebtedness is outstanding that such indebtedness is prior in right of payment to the Securities or subordinated in right of payment to the Securities.
SECTION 1402.	Distribution on Insolvency or Winding-Up.
In the event that proceedings are commenced by or against the Company as a result of its insolvency or in the event of the liquidation or winding-up of the Company or if proceedings are commenced which effect a reorganization, arrangement, or compromise of debt of the Company:

(a) the holders of all Policy Liabilities and all Senior Indebtedness shall be entitled to receive payment in full of the principal thereof, the premium, if any, and the interest due thereon before the Holders are entitled to receive any payment upon the principal of, premium, if any, and interest on indebtedness evidenced by the Securities;

(b) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders or a Trustee would be entitled except for the provisions of this Article Fourteen shall be paid by the Person making such payment or distribution, whether the liquidator, agent or other agent or a trustee in bankruptcy or a receiver or otherwise, directly to the holders of Policy Liabilities and Senior Indebtedness or their representative or to the trustee under any indenture in each case under which any instruments evidencing any of such Policy Liabilities and Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay in full all Policy Liabilities and Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Policy Liabilities and Senior Indebtedness in respect thereof;
(c) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, shall be received by a Trustee or the Holders before all Policy Liabilities and Senior Indebtedness are paid in full, such payment or distribution shall be held in trust for the benefit of, and shall be paid over to, the holders of such Policy Liabilities and Senior Indebtedness or their representative or to the trustee under any indenture under which any instruments evidencing any of such Policy Liabilities and Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Policy Liabilities and all Senior Indebtedness remaining unpaid until all such Policy Liabilities and Senior Indebtedness shall have been paid in full after giving effect to any concurrent payment or distribution to the holders of such Policy Liabilities and Senior Indebtedness in respect thereof; and
(d) any payments or distributions paid over to the holders of Policy Liabilities and Senior Indebtedness pursuant to Section 1402(c) and not applied in reduction of the amounts owing to the Holders hereunder shall be deemed not to have discharged any of the obligations of the Company hereunder (and, to the extent that by operation of applicable law they are treated as doing so, the Company covenants to indemnify the Holders on demand from and against any loss suffered or incurred by them in consequence thereof).
Upon any payment or distribution of assets of the Company referred to in this Article Fourteen, the Trustees and the Holders shall be entitled to call for and rely upon a certificate, addressed to the Trustees or to the Holders, of the Person making any such payment or distribution for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Policy Liabilities and Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article Fourteen.

SECTION 1403.	Subrogation of Securities.
Subject to the payment in full of all Policy Liabilities and all Senior Indebtedness, the Holders shall be subrogated to the rights of the holders of Policy Liabilities and Senior Indebtedness to receive payments and distributions of assets of the Company in respect of and on account of Policy Liabilities and

Senior Indebtedness, to the extent of the application thereto of moneys or other assets which would have been received by the Holders but for the provisions of this Article Fourteen, until the principal of, premium, if any, and interest on the Securities shall be paid in full. No payment or distribution of assets of the Company to the Holders which would be payable or distributable to the holders of all Policy Liabilities and all Senior Indebtedness pursuant to this Article shall, as between the Company, its creditors (other than the holders of Policy Liabilities and Senior Indebtedness) and the Holders, be deemed to be a payment by the Company to or on account of the Holders, it being understood that the provisions of this Article Fourteen are, and are intended, solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of the Policy Liabilities and Senior Indebtedness, on the other hand. Nothing contained in this Article Fourteen or elsewhere in this Indenture or in the Securities is intended to or shall impair, as between the Company and its creditors (other than the holders of Policy Liabilities and Senior Indebtedness and the Holders), the obligation of the Company, which is unconditional and absolute, to pay to the Holders the principal of, premium, if any, and interest on the Securities as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Holders and creditors of the Company other than the holders of the Policy Liabilities and Senior Indebtedness, nor shall anything herein or therein prevent the Trustees or the Holder of any Security from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article Fourteen, of the holders of Policy Liabilities and Senior Indebtedness upon the exercise of any such remedy.

SECTION 1404.	No Payment to Holders if Senior Indebtedness Due or in Default.
(a) Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then, except as hereinafter otherwise provided, all principal of, premium, if any, and interest on all such matured Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment on account of principal of, premium, if any, and interest on the Securities is made.
(b) Upon the occurrence of a default with respect to any Senior Indebtedness, as defined therein or in the instrument creating the same, which permits the holders thereof to accelerate the maturity thereof, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Securities or otherwise) shall be made by the Company with respect to the principal of, premium, if any, or interest on the Securities. In the event that, notwithstanding the foregoing, the Company shall make any payment of principal of, premium, if any, or interest on the Securities after the happening of such a default, then, except as hereinafter otherwise provided, unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and if and when such Senior Indebtedness shall have become due and payable shall be paid over to, the holders of the Senior Indebtedness or their representative or to the trustee under any indenture under which any instruments evidencing any of the Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof.
(c) The fact that any payment which is required to be made pursuant to this Indenture or the Securities is prohibited by this Section 1404 shall not prevent the failure to make such payment from being a breach of covenant hereunder.
SECTION 1405.	Payment of Securities Permitted.
Nothing contained in this Indenture or in any of the Securities shall:
(1)
  subject always to Section 1405(2), prevent the Company at any time, except under the conditions described in Section 1404 or during the pendency of any insolvency or winding-up as referred to in Section 1402, from making payments at any time of the principal of, premium, if any, or interest on the Securities, or

(2)
  notwithstanding the occurrence of an Event of Default or the existence of the facts described in Section 1402, prevent any payment being made by the Company or a Trustee on a redemption of Securities with respect to which notice of redemption shall have been given pursuant to Article Eleven prior to the occurrence of such Event of Default or existence of such facts.

Until written notice shall be given to the Trustees in accordance with Section 105 by or on behalf of any holder of any Senior Indebtedness of the occurrence of any default with respect to such Senior Indebtedness or of the existence of any other facts which would have the result that any payment with respect to the Securities would be in contravention of the provisions of this Article Fourteen, the Trustees shall be entitled to assume that no such default has occurred, or that no such facts exist; and nothing in this Indenture shall prevent the Trustees from applying any moneys received by it pursuant to this Indenture prior to the receipt by it of such written notice, to the purposes for which the same were received, notwithstanding the occurrence or continuance of a default with respect to, or the existence of such facts with respect to, such Senior Indebtedness.

SECTION 1406.	Subordination Not to be Impaired.
No right of any present or future holder of any Policy Liabilities and Senior Indebtedness of the Company to enforce the subordination provided for in this Article shall at any time be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any non-compliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

SECTION 1407.	Obligations Created by Article Fourteen.
The Company and the Trustees agree, and each Holder of a Security, by such Holder's acceptance thereof, likewise agrees, that:

(a) the provisions of this Article Fourteen are an inducement and consideration to each holder of Senior Indebtedness to give or continue credit to the Company or others or to acquire Senior Indebtedness;
(b) each holder of Senior Indebtedness may accept the benefit of this Article Fourteen on the terms and conditions set forth in this Article Fourteen by giving or continuing credit to the Company or others or by acquiring Senior Indebtedness, in each case without notice to the Trustees or any Holder and without establishing actual reliance on this Article Fourteen; and
(c) each obligation created by this Article Fourteen is created for the benefit of the holders of Senior Indebtedness and is hereby declared to be created for those holders by the Company, the Trustees and each Holder and shall be binding on the Company, the Trustees and each Holder whether or not the confirmation described in Section 1410 is requested, executed or delivered.
SECTION 1408.	No Set-Off.
The Company and the Trustees agree, and each Holder of a Security by such Holder's acceptance thereof, likewise agrees, that it shall have no rights of set-off or counterclaim with respect to the principal of, premium, if any, and interest on the Securities at any time when any payment of, or in respect of, such amounts to the Trustees or the Holders is prohibited by this Article Fourteen or is otherwise required to be paid to the holders of Senior Indebtedness or their representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear.

SECTION 1409.	Amendments to Article Fourteen.
The Company and the Trustees agree, and each Holder of a Security, by such Holder's acceptance thereof, likewise agrees, not to make any changes to this Indenture or the Securities, including this Article Fourteen and the definition of Senior Indebtedness, which materially prejudice the rights of the holders of Senior Indebtedness under this Article Fourteen without the consent of each holder of Senior Indebtedness, or their representative or the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued.

SECTION 1410.	Authorization of Holders to Trustee to Effect Subordination.
Each Holder of a Security, by such Holder's acceptance thereof, authorizes and directs the Trustees, on such Holder's behalf, to take such action as may be necessary or appropriate to effect the subordination provided for in this Article Fourteen and appoints the Trustees as such Holder's attorneys-in-fact for any and all such purposes, including the execution and delivery by the Trustees of a confirmation in the form attached as Schedule 1410. Forthwith upon the request of any holder of Senior Indebtedness or its representative or the trustee under any indenture under which any instruments evidencing any Senior Indebtedness may have been issued, the Trustees shall execute and deliver to the Person making that request that form of confirmation on its own behalf and on behalf of all Holders.

SECTION 1411.	Securities to Rank Equally.
All Securities created and issued under this Indenture shall be in all respects entitled, equally and ratably with all other Securities created and issued hereunder, to the benefits hereof without preference, priority or distinction on account of the actual time or times of certification and delivery, all in accordance with the terms and provisions of this Indenture.  All Securities created and issued hereunder shall be direct unsecured obligations of the Company constituting Subordinated Indebtedness for purposes of the Insurance Companies Act, and ranking equally in right of payment with all other Subordinated Indebtedness of the Company from time to time issued and outstanding.

SECTION 1412.	Rights of the Trustees.
The fees, expenses and indemnities due and relating to the Trustees shall not be subject to the subordination provisions of this Article Fourteen.
This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.
[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.
MANULIFE FINANCIAL CORPORATION

By:   /s/ Stephen B. Roder
        Name:  Stephen B. Roder
        Title:     Senior Executive Vice President and
                     Chief Financial Officer

[Signature page to Subordinated Indenture]

THE BANK OF NEW YORK MELLON,
as U.S. Trustee

By:    /s/ Catherine F. Donohue
        Name:  Catherine F. Donohue
        Title:     Vice President

[Signature page to Subordinated Indenture]

BNY TRUST COMPANY OF CANADA,
 as Canadian Trustee

By:    /s/ Catherine F. Donohue
        Name:  Catherine F. Donohue
        Title:     Authorized Signing Officer

[Signature page to Subordinated Indenture]

EXHIBIT A
[SPECIMEN BOND]
(FORM OF FACE OF SECURITY)
[If the Security is an Original Issue Discount Security, insert—For purposes of Section 1271 of the United States Internal Revenue Code of 1986, as amended, the issue price of this security is __ % of its principal amount and the Original Issue Date is ______________, 20__]
MANULIFE FINANCIAL CORPORATION
[Title of Security]

CUSIP:  _______________
No. _______
U.S.$ __________

MANULIFE FINANCIAL CORPORATION, a corporation organized and existing under the Insurance Companies Act (Canada) (hereinafter called the "Company", which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to [Insert if Global Security-Cede & Co.], or registered assigns, the principal sum of ___________ U.S. Dollars on _____________  [If the Security is to bear interest prior to Maturity, insert -- , and to pay interest thereon from _____________ or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on __________ and __________ in each year, commencing __________, at the rate of __ % per annum, on the basis of a 360-day year consisting of twelve 30-day months, or as otherwise specified in Section 301 of the Indenture, until the principal hereof is paid or duly provided for or made available for payment] [(If applicable insert – , and (to the extent that the payment of such interest shall be legally enforceable) at the rate of __% per annum on any overdue principal and premium and on any overdue installment of interest)].
[If the Security is to bear interest prior to Maturity, insert -- The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the date which is fifteen days (whether or not a Business Day) next preceding such Interest Payment Date.  Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the U.S. Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the

Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture].
[If the Security is not to bear interest prior to Maturity, insert – The principal of this Security shall not bear interest except in the case of a default in payment of principal upon acceleration, upon redemption or at Stated Maturity and in such case the overdue principal of this Security shall bear interest at the rate of ___% per annum (to the extent that the payment of such interest shall be legally enforceable), which shall accrue from the date of such default in payment to the date payment of such principal has been made or duly provided for.  Interest on any overdue principal shall be payable on demand. Any such interest on any overdue principal that is not so paid on demand shall bear interest at the rate of __% per annum (to the extent that the payment of such interest shall be legally enforceable), which shall accrue from the date of such demand for payment to the date payment of such interest has been made or duly provided for, and such interest shall also be payable on demand.]
Payment of the principal of (and premium, if any) and [if applicable, insert - any interest] on this Security will be made at the office or agency of the Company maintained for that purpose in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts [if applicable, insert -; provided, however, that at the option of the Company payment of interest may be made by (i) check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by transfer to an account maintained by the payee in the United States of America].
Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.
Unless the certificate of authentication hereon has been executed by the Trustees referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.
Dated:
MANULIFE FINANCIAL CORPORATION

By: _________________________________
Name:
 Title:

By: _________________________________
      Name:
      Title:

CERTIFICATE OF AUTHENTICATION
This is one of the Securities referred to in the within-mentioned Indenture.
The Bank of New York Mellon,
as U.S. Trustee

By: ________________________________
      Authorized Signatory

 Dated: __________________

BNY Trust Company of Canada,
as Canadian Trustee

By: ________________________________
      Authorized Signatory

 Dated: __________________

FORM OF REVERSE OF SECURITY
This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of ___________, 2017 as supplemented and amended from time to time (herein called the "Indenture"), among the Company,  The Bank of New York Mellon, as U.S. Trustee (herein called the "U.S. Trustee", which term includes any successor trustee under the Indenture), and BNY Trust Company of Canada, as Canadian Trustee (hereinafter called the "Canadian Trustee", which term includes any successor trustee under the Indenture, and together with the U.S. Trustee, the "Trustees") to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustees and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered.  This Security is one of the series designated on the face hereof [if applicable insert --, limited in aggregate principal amount to U.S.$___________].
All terms used in this Security that are defined in the Indenture shall have the meaning assigned to them in the Indenture.
[If applicable, insert - The Securities of this series are subject to redemption upon not less than 30 nor more than 60 days' notice by mail, at any time [on or after ____________, 20__], as a whole or in part, at the election of the Company.  The Redemption Price for any Security so redeemed shall be equal to 100% of the principal amount of such Securities then Outstanding plus accrued and unpaid interest up to but not including the date fixed for redemption.  In the event of redemption of this Security in part only, a new Security or Securities of this series for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.]
[Installments of accrued and unpaid interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of the Securities of this series, or one or more Predecessor Securities, registered as such at the close of business on the relevant Regular Record Dates according to their terms.]
The Indenture contains provisions for satisfaction, discharge and defeasance of (a) the entire indebtedness on this security, and (b) certain restrictive covenants and the related Events of Default upon compliance by the Company with certain conditions set forth therein.
[If the Security is not an Original Issue Discount Security, - If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.]  [If the security is an Original Issue Discount Security, - If an Event of Default with respect to Securities of this series shall occur and be continuing, an amount of principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.  Such amount shall be equal to - insert formula for determining the amount.

Upon payment of the amount of principal so declared due and payable [if applicable insert-- and of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable)], all of the Company's obligations in respect of the payment of the principal of and interest, if any, on the Securities of this series shall terminate.]
The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustees with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected.  The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.
No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.
As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series, of authorized denominations and for the same  aggregate principal amount, will be issued to the designated transferee or transferees.
The Securities of this series are issuable only in registered form without coupons in denominations of U.S.$______ and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series of a different authorized denomination, as requested by the Holder surrendering the same.
No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Company, the Trustees and any agent of the Company or the Trustees may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustees nor any such agent shall be affected by notice to the contrary.
THIS SECURITY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, EXCEPT FOR ARTICLE FOURTEEN OF THE INDENTURE, WHICH SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

SCHEDULE 1410

The following is the form of confirmation which may be requested pursuant to Section 1410.

CONFIRMATION

TO: [●] [insert name of holder of Senior Indebtedness or its representative or the trustee under any indenture under which any instruments evidencing the Senior Indebtedness may have been issued]

IN CONSIDERATION of the sum of U.S.$1.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, BNY TRUST COMPANY OF CANADA, as Canadian Trustee (the "Canadian Trustee") and THE BANK OF NEW YORK MELLON, as U.S. Trustee (the "U.S. Trustee", and together with the Canadian Trustee, the "Trustees") under a subordinated indenture (the "Indenture") made as of February 21, 2017, between Manulife Financial Corporation, the Canadian Trustee and the U.S. Trustee, on behalf of themselves and the Holders (as defined in the Indenture), confirms that the Trustees and each of those Holders are legally obligated to you to comply with the provisions of Article Fourteen of the Indenture.

BNY TRUST COMPANY OF CANADA,
as Canadian Trustee

By:  ___________________________________
Name:
 Title:

THE BANK OF NEW YORK MELLON,
as U.S. Trustee

By:  ____________________________________
Name:
Title: